FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MINE TRAGEDIES
OVERSHADOW GROUP RESULTS

JOHANNESBURG. 9 May 2008, Gold Fields Limited (NYSE & JSE: GFI) today announced headline earnings for the March 2008 quarter of R1,246 million, compared with headline earnings of R456 million and R228 million for the December 2007 and the March 2007 quarters respectively. In US dollar terms headline earnings for the March 2008 quarter were US$176 million, compared with earnings of US$67 million and US$32 million for the December 2007 and the March 2007 quarters respectively.

March 2008 quarter salient features:

- Attributable gold production decreased 14 per cent to 827,000 ounces largely due to power disruptions in South Africa;

- Total cash costs increased 21 per cent from R101,532 per kilogram (US$467 per ounce) to R122,920 per kilogram (US$513 per ounce) mainly due to the loss of production at the South African operations;

- Agreement was reached with Mvela whereby the number of GFL shares to be exchanged for 15 per cent of GFIMSA will be fixed at 50 million shares;

- Cerro Corona on track for production of concentrate during the September 2008 quarter;

- Nick Holland takes over as the new Chief Executive Officer from Ian Cockerill and Terence Goodlace appointed Chief Operating Officer, effective from 1 May 2008.

An interim dividend declared of 65 SA cents per share payable on 2 June 2008.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"It is with deep regret that subsequent to quarter end three separate accidents resulted in the death of 14 of our colleagues. On 28 April a seismic event at Driefontein's 10 shaft resulted in the death of four colleagues and at South Deep one colleague lost his life in a fall of ground accident on 29 April. On 1 May at South Deep nine colleagues died when a winder rope apparently broke and a conveyance fell 59 metres to the bottom of the 215 metre long ancillary ventilation raise hole between 100 and 110A levels. In all instances full investigations are currently underway. Gold Fields also intends to commission an external, full safety review at all its operations.

From an operational perspective the March quarter was characterised by two important developments.

The first was the power disruptions in South Africa which had a significantly negative impact on Group production and costs.

The second was the 29 per cent increase in the average rand/gold price received from R170,488 to R220,612 per kilogram as a result of a 17 per cent increase in the US dollar price of gold, combined with a 10 per cent weakening of the South African rand quarter on quarter.

Despite the negative impact of the power disruptions in South Africa, the Group margin increased from 38 per cent in the December 2007 quarter to 42 per cent in the March 2008 quarter. This demonstrates the benefits of a higher gold price combined with the shielding effect of the weakening currency on Gold Fields' earnings which, combined with cost leadership in a very challenging inflationary environment globally, should enable Gold Fields to capture some of the higher price received for the benefit of shareholders going forward.

The Group should benefit over the next three quarters as production in South Africa normalises at stable power supply levels and, in particular, as production increases from the international operations with the commissioning of the Cerro Corona mine in the September 2008 quarter and the completion of the Tarkwa CIL plant expansion during the December 2008 quarter. This, combined with the reduction in capital expenditure as these projects are completed, is expected to bolster free cash flow and earnings."



GOLD FIELDS

RESULTS FOR THE QUARTER ENDED 31 MARCH 2008

Stock data			JSE Limited – (GFI)	
Number of shares in issue			Range - Quarter	**ZAR99.00 – ZAR135.00**
- at end March 2008		**653,023,547**	Average Volume - Quarter	**3,450,315 shares / day**
- average for the quarter		**652,691,549**	**NYSE – (GFI)**	
Free Float		**100%**	Range - Quarter	**US$13.22 – US$17.61**
ADR Ratio		**1:1**	Average Volume - Quarter	**8,938,220 shares / day**
Bloomberg / Reuters		**GFISJ / GFLJ.J**		

South African Rand					Salient features			United States Dollars				
Nine months to		Quarter						Quarter			Nine months to	
March 2007#	March 2008	March 2007#	Dec 2007	March 2008				March 2008	Dec 2007	March 2007#	March 2008	March 2007#
93,592	86,258	30,530	29,861	25,736	kg	Gold produced*	oz (000)	827	960	981	2,773	2,967
84,987	106,902	92,172	101,532	122,920	R/kg	Total cash costs	$/oz	513	467	398	468	366
38,495	37,356	13,191	12,630	12,376	000	Tons milled	000	12,376	12,630	13,191	37,356	38,495
145,936	180,270	151,175	170,488	220,612	R/kg	Revenue	$/oz	921	784	652	789	628
226	271	235	265	283	R/ton	Operating costs	$/ton	38	39	33	38	31
5,771	6,320	1,846	2,037	2,566	Rm	Operating profit	$m	347	300	256	886	798
40	38	37	38	42	%	Operating margin	%	42	38	37	38	40
1,835	3,615	370	1,938	1,248	Rm	Net earnings	$m	167	281	52	508	254
337	554	60	297	191	SA c.p.s.		US c.p.s.	26	43	8	78	47
1,682	2,112	228	456	1,246	Rm	Headline earnings	$m	176	67	32	301	233
309	324	37	70	191	SA c.p.s.		US c.p.s.	27	10	5	46	43
1,810	2,019	512	603	1,009	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations	$m	138	88	71	284	250
333	309	83	93	155	SA c.p.s.		US c.p.s.	21	13	11	44	46

* Attributable – All companies wholly owned except for Ghana (71.1%).
\# Prior period operational results have been restated to exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10).

Health and safety

We deeply regret to report that five fatal accidents occurred in the quarter at the South African operations. Kloof and Beatrix had two accidents each and Driefontein had one. Three of the fatal accidents related to fall-of-rock related accidents, while the other two included a heat stroke incident and a ventilation door accident. The fatal injury frequency rate for the March quarter improved to 0.13 per million hours worked, compared with the previous quarter's 0.32. The lost time injury frequency rate improved from 6.9 to 6.4, the serious injury frequency rate improved from 4.0 to 3.1, and the days lost injury frequency rate improved from 248 to 241. In addition, Beatrix and Driefontein achieved 1,000,000 fatality free shifts in the month of January 2008. A full explanation of the safety terms used in this report is available on our web site.

Following the March quarter, it is with regret that we report on three separate incidents in which 14 colleagues lost their lives. A seismic event at Driefontein resulted in the death of four colleagues and at South Deep one colleague lost his life in a fall of ground accident. The tragedy at South Deep cost the lives of nine of our colleagues. As a result of the recent spate of accidents Gold Fields is to commission an external, full safety review at all of its operations.

The Presidential Audit initiative continued during this quarter. Beatrix, Kloof and Driefontein have been audited. South Deep will be audited at the beginning of the June quarter.

Gold Fields remains committed to pursuing the Mine Health and Safety Council milestones in South Africa. These milestones are based on rate improvements for fatalities, noise induced hearing losses and silicosis with the objective of aligning with international norms.

Financial review

Quarter ended 31 March 2008 compared with quarter ended 31 December 2007

Discontinued operations

The Venezuelan assets (including Choco 10) which were sold during the December quarter are classed as discontinued operations for accounting purposes, and as such all prior periods have been restated to exclude results from this operation.

Revenue

Attributable gold production for the March 2008 quarter amounted to 827,000 ounces, compared with 960,000 ounces in the December quarter, a decrease of 14 per cent. Production at the South African operations decreased from 657,000 ounces to 520,000 ounces largely due to power disruptions. Attributable production at the international operations increased from 303,000 ounces to 307,000 ounces.

At the South African operations gold production was adversely affected by reduced power supply from Eskom which resulted in almost a week's lost production at the end of January and reduced production over the remaining period – more detail is provided under the South African operations section below. As a result of the loss of production, a press release on 25 February 2008 gave an updated guidance which forecast a decrease in production at the South African operations of between 20 and 25 per cent for the March quarter and between 15 and 20 per cent for the June quarter, when compared with the December quarter. The actual decrease for the March quarter was 21 per cent. Kloof, Beatrix and South Deep's gold production was more or less in line with the guidance given on 25 February, while Driefontein achieved 10 per cent above guidance, mainly due to increased surface production and higher underground grades fed to the mill.

At the international operations, gold production at Tarkwa increased 4 per cent due to higher processed volumes. At Damang, gold production increased by 19 per cent due to increased processed volumes at a higher grade. Gold production at St Ives decreased by 6 per cent due to a decrease in underground volumes at a lower grade. At Agnew, gold production was similar to the December quarter, with the increase in high grade underground ore mined and delivered to the mill offset by lower average grades from the Songvang stockpile. At Songvang the high grade stockpile was depleted mid-quarter and the low grade stockpile is now being processed.

The average quarterly US dollar gold price achieved increased from US$784 per ounce in the December quarter to US$921 per ounce in the March quarter, a 17 per cent increase. The average rand/US dollar exchange rate averaged R7.45, compared with the R6.76 achieved in the December quarter. As a result of the above factors, the rand gold price improved from R170,488 per kilogram to R220,612 per kilogram, a 29 per cent increase. The Australian dollar gold price increased quarter on quarter from A$886 per ounce to A$1,008 per ounce.

The increase in the rand gold price achieved more than offset the decrease in production. Revenue in rand terms amounted to R6,109 million (US$820 million), compared with the previous quarter's R5,430 million (US$801 million), an increase of 13 per cent.

Operating costs

Operating costs increased by 5 per cent from R3,341 million (US$494 million) in the December quarter to R3,503 million (US$470 million) in the March quarter. Total cash costs increased by 21 per cent from R101,532 per kilogram (US$467 per ounce) in the December quarter to R122,920 per kilogram (US$513 per ounce) in the March quarter. This increase was mostly due to the loss of production as a result of the power disruptions in South Africa.

At the South African operations, operating costs decreased from R2,174 million (US$321 million) to R2,126 million (US$285 million), a decrease of 2 per cent. This decrease was mainly due to the lower volumes mined and processed because of the one week closure and constrained production flowing from the power disruptions during the quarter. In the short term mining costs are mostly of a fixed nature, resulting in an increase in unit costs as a consequence of the lost production. As a result total cash costs at the South African operations increased from R101,170 per kilogram (US$465 per ounce) to R125,181 per kilogram (US$523 per ounce).

Operating costs at the international operations, including gold-in-process movements, amounted to R1,417 million (US$190 million), compared with R1,219 million (US$180 million) in the December quarter, an increase of 16 per cent, of which 10 per cent is due to the weaker rand. Approximately half of the total dollar increase at the international operations occurred at Tarkwa, which reflected an increase in costs of US$5 million or 7 per cent due to the increase in production, together with fuel and power tariff increases. At Damang, costs increased by US$2 million or 9 per cent as a consequence of increased volumes mined from the Damang pit cutback and an increase in on-mine exploration. At St Ives, operating costs in Australian dollar terms, including gold-in-process movements, increased by A$5 million or 8 per cent, mainly as a result of increased maintenance costs associated with a planned mill shutdown and an increase in royalty charges due to the higher gold price. At Agnew, operating costs decreased by A$2 million or 8 per cent mainly due to the decrease in processed ore from Songvang. Total cash costs at the international operations increased from US$470 per ounce to US$500 per ounce quarter on quarter.

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R2,566 million (US$344 million). This represented a 26 per cent increase when compared with the R2,037 million (US$300 million) achieved in the December quarter. The Group operating margin increased from 38 per cent to 42 per cent. The margin at the South African operations increased from 37 per cent to 41 per cent, and the margin at the international operations increased from 38 per cent to 44 per cent.

Amortisation
Amortisation decreased from R763 million (US$113 million) in the December quarter to R714 million (US$95 million) in the March quarter. This decrease was mainly due to the lower amortisation charge at the South African operations which reduced from R463 million (US$68 million) to R376 million (US$50 million) because of the loss of production. This was partially offset by an increase at the international operations in line with the increased production.

Other
Net interest paid was similar at R88 million (US$12 million) when compared with the December quarter.

The gain on foreign exchange of R38 million (US$6 million), compares with a loss of R5 million (US$1 million) in the December quarter. Both result from the conversion of offshore cash holdings into the functional currency i.e. rands.

The gain on financial instruments for the quarter at R262 million (US$38 million) compares with a loss of R188 million (US$27 million) for the December quarter. The gain of R262 million (US$38 million) in the March quarter mainly comprises R136 million (US$18 million) due to the reversal of previous marked to market unrealised losses on the Mvela floor and cap. The reversal was as a result of the Mvela floor and cap falling away and being replaced by a fixed number of 50 million shares. The 50 million shares is accounted for as an equity instrument and does not need to be marked to market through the income statement. Also included in the R262 million (US$38 million) was a R45 million (US$6 million) marked to market gain on the share warrants included in the Group's investment portfolio. Added to this was a gain of R83 million (US$11 million) on US$90 million of South African rands/US dollar currency hedges closed out – refer hedging/derivatives on page 15. The loss of R188 million (US$27 million) in the December quarter comprises a R168 million (US$24 million) mark to market unrealised loss arising from the derivative instrument created as a result of the agreement with Mvela Resources. Also included is a R30 million (US$4 million) unrealised mark to market loss on share warrants as mentioned above, partly offset by a R10 million (US$1 million) gain on a diesel hedge in Ghana, which has since expired.

Exploration
Exploration expenditure, decreased from R79 million (US$12 million) in the December quarter to R58 million (US$8 million) in the March quarter. The main reason for this decline was expenditure at Essakane, sold in the December quarter, no longer being incurred. Please refer to the Exploration and Corporate Development section for more detail.

Exceptional items
The exceptional loss in the March quarter amounted to R42 million (US$11 million) compared with a gain of R1,417 million (US$205 million) in the December quarter. The loss in the March quarter mainly relates to a provision for costs at Driefontein with respect to the suspension of the 9 shaft project of R45 million (US$6 million). This project was suspended due to the lack of power supply. The gain in the December quarter mainly comprised, profit on the sale of Essakane of R1,389 million (US$201 million), and profit on the sale of investments of R26 million (US$4 million).

Taxation
Taxation for the quarter amounted to R567 million (US$77 million) compared with R418 million (US$61 million) in the December quarter. This increase reflects the increase in profit before taxation and exceptional items for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.

Discontinued operations
During the December quarter the assets in Venezuela, which included the mine Choco 10, were sold, and its results, including those of prior periods were accounted for as discontinued operations. As the sale was concluded in the December quarter no amount is reported in the March quarter. In the December quarter the gross proceeds from the sale of the Venezuelan assets amounted to R2,799 million (US$413 million) and comprised cash of R1,219 million (US$180 million) and shares in Rusoro Mining Limited of R1,580 million (US$233 million). This sale has necessitated the restatement of prior period's salient features and financial results as required by IFRS 5. Salient features and financial results of continued and discontinued operations are detailed in the operating and financial results from page 16.

The net profit from the sale of the Venezuelan assets in the December quarter amounted to R74 million (US$11 million). Income from Choco 10 for the two months ended November 2007, the effective date of sale, of R45 million (US$6 million) was also accounted for in the December quarter.

Earnings
Net profit attributable to ordinary shareholders amounted to R1,248 million (US$167 million) or 191 SA cents per share (US$0.26 per share), compared with R1,938 million (US$281 million) or 297 SA cents per share (US$0.43 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, was R1,246 million (US$176 million) or 191 SA cents per share (US$0.27 per share), compared with earnings of R456 million (US$67 million) or 70 SA cents per share (US$0.10 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and discontinued operations, amounted to R1,009 million (US$138 million) or 155 SA cents per share (US$0.21 per share), compared with earnings of R603 million (US$88 million) or 93 SA cents per share (US$0.13 per share) reported last quarter.

Balance sheet
The increase in investments compared with the June 2007 balance sheet is mainly due to the 41.7 million shares valued at R333 million (US$49 million) received from Orezone Resources Incorporated as part payment for the Essakane disposal and the 140.0 million shares valued at R1,580 million (US$233 million) received from Rusoro Mining Limited as part payment for the Venezuelan disposal. Added to this are marked to market gains on listed investments.

Cash flow
Cash inflow from operating activities for the quarter was R3,039 million (US$408 million), compared with R1,148 million (US$175 million) in

the December quarter. This quarter on quarter increase of R1,891 million (US$233 million) is mostly due to the increase in operating profit and a working capital inflow of R794 million (US$115 million) in the March quarter compared with an outflow of R571 million (US$83 million) in the December quarter due to timing of gold sales and the payment of creditors.

Capital expenditure decreased from R2,476 million (US$364 million) in the December quarter to R2,086 million (US$277 million) in the March quarter. The majority of this decrease is due to two factors; firstly, the payment in the December quarter of R400 million (US$60 million) in return for various parties agreeing to relinquish their rights to the Uncle Harry's ground adjoining Kloof and South Deep and secondly, a reduction of capital expenditure at Cerro Corona as this project approaches completion. Approximately half of the capital expenditure during the March quarter was spent on growth projects.

At the South African operations capital expenditure decreased from R839 million (US$124 million) in the December quarter to R785 million (US$105 million) in the March quarter. This decrease of R54 million includes R32 million for Driefontein's 9 shaft project, due to the suspension of this project, and R23 million at Kloof, mainly on reduced expenditure on mining equipment and the suspension of the KEA project. Expenditure on ore reserve development at Driefontein, Kloof, and Beatrix accounted for R100 million (US$13 million), R136 million (US$18 million), and R70 million (US$9 million) respectively. Expenditure on the 9 shaft project at Driefontein and expenditure on the new mine development project at South Deep amounted to R61 million and R89 million respectively.

At the international operations capital expenditure increased from R597 million (US$88 million) to R708 million (US$95 million). In Ghana the increase was mainly at Tarkwa as a result of increased expenditure on the CIL plant from US$20 million to US$28 million. In Australia capital expenditure was similar at A$38 million (US$34 million), mainly on development and exploration drilling.

Capital expenditure at the Cerro Corona mine in Peru amounted to R576 million (US$77 million) in the March quarter compared with R649 million (US$96 million) in the December quarter. Refer to the Capital and Development Project section for more detail.

In the December quarter cash proceeds from the sale of Essakane amounted to R1,042 million (US$150 million) and cash proceeds from the sale of the Venezuelan assets is reflected in the cash flow as discontinued operations and amounts to R1,219 million (US$176 million) less capital expenditure of R26 million (US$4 million), giving a net inflow of R1,193 million (US$172 million).

Purchase of investments of R258 million (US$36 million) includes the purchase of 4.7 million Sino shares, at a cost of R185 million (US$27 million) and R75 million (US$10 million) expenditure on the exercise of 2,292,172 Mvela options granted to Gold Fields as part of an agreement with Mvelaphanda Resources.

Net cash outflow from financing activities amounted to R214 million (US$29 million). Loans received amounted to R1,535 million (US$210 million), which includes US$43 million (R314 million) drawn down on an offshore finance facility, and preference shares issued amounting to R1,200 million (US$173 million). Loans repaid of R1,788 million (US$244 million) includes the repayment of an offshore loan of R1,194 million (US$172 million) and local loans repaid of R585 million (US$73 million). Net cash outflow from financing activities in the December quarter amounted to R1,069 million (US$152 million). Loan repayments of R1,808 million (US$262 million) include the repayment of an offshore loan of R1,394 million (US$200 million) and the repayment of a local loan of R414 million (US$62 million). Loans received in the December quarter amounted to R727 million (US$108 million) and include a local loan facility draw down of R514 million (US$76 million) and the draw down on an offshore finance facility of R213 million (US$32 million).

Net cash inflow for the quarter was R470 million (US$55 million) compared with a net cash outflow of R143 million (US$15 million) in the December quarter. After accounting for a translation gain of R154 million (loss of US$1 million), the cash balance at the end of March was R1,944 million (US$243 million). The cash balance at the end of December was R1,321 million (US$189 million).

Detailed and operational review
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 (increase in revenue) and Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+ (new projects to further reduce costs) and Project Beyond (strategic supply chain management and procurement) as detailed below.

Project 400
Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.

Due to the skills shortage, The Mining School of Excellence was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The "Jurasic to Joystick" challenge initiative was launched with the focus on a greater use of technology to improve safety and productivity. The theory of constraints initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South African shafts and there is an increased focus on improving the flow of men, material, equipment and ore. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields. All these initiatives have been implemented and are ongoing.

Project 100+
Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and inward investments. Examples of these are:

The Eskom demand side management (DSM) project, which consists of 32 sub-projects, is progressing well. Ten operating sub-projects have shifted more than 60MW of load out of the daily peak tariff period, delivering savings of approximately R2 million in the March quarter. A further 18 projects are underway, with at least 5 of them due to provide savings during this financial year. The estimated savings for financial 2008 will exceed R10 million, growing to R20 million in financial 2009.

The conversion from diesel to battery power for underground locomotives is progressing as planned. The delivery of locomotives and the preparation of battery charging bays, together with the training of personnel, is underway. The project will deliver long term cost savings from the higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions. An underground rail-track upgrade project, which will improve tramming efficiency underground, is progressing to plan.

The pump efficiency monitoring project is in the monitoring phase, allowing maintenance practices to be modified to initiate maintenance based on pump efficiency. The first pump station monitored indicates that the anticipated efficiency improvement of 5 per cent can be expected. This project will deliver R10 million per annum savings from reduced electricity consumption due to improved efficiency, and from a reduction in pump repair costs.

On the labour management front, the roll-out of a module which sets standards and norms for effective labour management continues. A human resource shared services centre is in the process of being established for the West Wits area. The intent is to reduce shifts lost as a result of inefficient practices around engagement, medical examinations and training, as well as improving upon the administration processes currently practiced.

The cost reporting and management benchmark module is progressing well. In addition, we have re-introduced a budget control system to enhance our control and accountability of commodity costs.

Project Beyond: Group Integrated Supply chain and Strategic Sourcing Optimisation

SA Project Beyond Strategic Sourcing and Supply Initiatives

The March quarter started with the power crisis late in January, followed by the rapid devaluation of the rand against all major currencies. We also saw the beginning of a series of unprecedented steel price increases. From January monthly steel price adjustments were announced with increases in excess of 60 per cent up to and including May. Record levels of inflation were experienced in the March quarter due to these steel price increases impacting a large number of our supply contracts and spend value. Added inflation pressure also came from areas such as timber, fuel/diesel, transport, food, chemicals and grinding balls.

The year to date inflation impact on contracted supply and services is estimated at around 10 per cent. This is largely due to the steel and timber price increases. To put the steel increases in context, the projected fiscal year 2009 impact of steel alone on the total supply and service spend is in excess of 10 per cent. The increase on the total basket of supply and service spend in fiscal 2009 is estimated at between 20 and 30 per cent.

Supply chain strategy has had to focus on guaranteeing supply, with potential shortages across certain commodities being identified because of the impact of power supply shortages on the SA economy. Appropriate strategies were adopted, such as additional storage and stocking up on critical items.

Despite the magnitude of issues presented this quarter there were some highlights. Project Beyond initiatives delivered savings through competitive tendering and negotiations in cables, paper, fittings and spares, resulting in around R5 million annualised savings for the quarter. Cumulative contracted benefits for the financial year to date are standing at R21 million. In addition, inflation cost avoidance was also achieved during the quarter across areas such as oils and lubes, piping, backfill slagment, explosives and cement, estimated around R9 million. Cumulative annualised cost avoidance for fiscal year 2008 to date is estimated at around R30 million.

The June quarter will have a continued strong focus on mitigating risk and guaranteed supply strategies. Cost savings initiatives will continue to optimise the total cost baseline, quality and efficiencies.

International Operations Strategic Sourcing and Integrated Supply Chain Initiatives

During the March quarter continued global inflation pressures were experienced across our Australian and Ghanaian operations in areas such as diesel, grinding balls, cyanide, cement and chemicals. Continued global demand growth has also resulted in double digit inflation during fiscal year 2008 for the International operations, including capital projects supply. Fiscal year 2009 is expected to reflect the full compounded price increase impact of the global double digit commodity inflation boom from the 2008 base.

Integrated strategic sourcing and supply initiatives in Australia delivered around US$2 million in new and multi-year carry-over contracted benefits. New cost reduction benefits were achieved over and above the US$2 million in categories such as crusher feed and pastefil haulage scope consolidations, together with tendering of steel sections and ventilation bags. Cumulative contracted total cost and carry over benefits for fiscal year to date stand at around US$5 million.

Some cost avoidance in Ghana was achieved in keeping in-land logistics costs down in spite of high general inflation. Ghana also managed formally to secure a base supply of tyres in a long-term Group arrangement for between 60 and 70 per cent of supply over the next 5 years and increased focus was given on guaranteed supply in critical stock areas. Furthermore increased focus on fuel consumption and quality management has started showing results in the form of reduced truck stoppages.

For the June quarter, in Ghana, continued focus will be on fuel depot and quality management, guaranteed supply and finalising the case and contract for an emulsion production facility at the Tarkwa operations. Australia will continue with cost optimization initiatives and Peru will continue to focus on contract transition planning and staff recruitment. Also in Peru, we will finalise shipping line strategy and negotiations for outbound concentrate.

South African Operations

Royalty bill

On 6 December 2007 the National Treasury released the third draft of the Mineral and Petroleum Resources Royalty Bill, for a final round of public comment and parliamentary review. This draft of the Bill confirms gross sales as the tax base, but takes into account the process of beneficiation which in the case of gold mines is a deduction of 0.4 per cent. The new royalty rate structure will be based on a formula that takes into account profitability. The application of the new formula on this quarter would result in an effective royalty rate of approximately 3.3 per cent for the South African operations on a pro-forma basis using this quarter's rand gold price of R220,000 per kilogram. This compares with a fixed rate of 1.5 per cent applied in the previous draft. The gold industry has made submissions to the National Treasury on this matter.

Power shortages

As a result of the Eskom power crisis which commenced end January 2008 Gold Fields issued a statement on 25th February 2008 indicating the impact of these disruptions on the South African operations. Based upon the information at the time the following guidance was given and this has been updated to include the latest guidance for the June quarter:

Description	Guidance given on 25 Feb for March quarter	Actual for March quarter[#]	Guidance given on 25 Feb for June quarter	Latest guidance for June quarter
Driefontein:				
Gold production (kg)	5,900	6,530	6,800	6,800
Total cash costs (R/kg)	116,250	104,870	102,150	104,000
Power consumption (Average % of historical)	90	84	90	95 available
Shafts affected (numbers)	6, 7 & 9	6, 7 & 9	6, 7 & 9	6, 7 & 9
People affected (No)	2,600	2,600	2,600	Recruiting to fill vacancies
Kloof:				
Gold production (kg)	5,450	5,458	5,910	5,600
Total cash costs (R/kg)	115,200	112,514	104,061	115,000
Power consumption (Average % of historical)	90	88	90	95 available
Shafts affected (numbers)	3 & 8	3 & 8	3 & 8	3 & 8
People affected (No)	2,300	2,300	2,300	Recruiting to fill vacancies
Beatrix:				
Gold production (kg)	2,644	2,542	3,733	3,300
Total cash costs (R/kg)	150,908	160,071	108,210	125,000
Power consumption (Average % of historical)	90	90	90	90 available
Shafts affected (numbers)				
People affected (No)	There were no people or shafts affected and the mine would and has worked within the power allocation constraint.			
South Deep:				
Gold production (kg)	1,400	1,637	1,200	1,200
Total cash costs (R/kg)	237,200	194,258	250,000	250,000
Power consumption (Average % of historical)	90	95	90	90 available
Shafts affected (numbers)				
People affected (No)	There were no people or shafts directly affected and the mine would and has worked within the power allocation constraint. Downscaling is necessary as a result of the depletion of the VCR reef horizon above 95 level. This affects some 2,000 people. There is an opportunity for redeployment of many of these employees to other mines.			

\# At the South African operations, the aggregate March quarter usage amounted to approximately 88 per cent of average historic power consumption.

On the 7th March 2008 the Department of Minerals and Energy announced that following representations by the Chamber of Mines and consultations with all stakeholders, the mining industry had been allocated an additional 260 Mw in electrical power. On the evening of the 14th March 2008 Gold Fields was informed that it could consume an additional 26 Mw, split between Driefontein and Kloof. This power was to be used to minimise job losses and resume operations on the shafts indicated in the table above. There were no additional power allocations given to Beatrix and South Deep. Power remains a critical issue for South Africa as it enters the winter months and Gold Fields operations will continue with a strategy to reduce consumption through power conservation initiatives.

The latest guidance for the June quarter given above assumes continuous production and incorporates, along with the affected shafts as mentioned above, the following:

Driefontein   Production is expected to be impacted by safety related stoppages at 10 shaft and a review of pillar mining across the operation.

Kloof   Production is expected to be impacted by lower grades at 7 shaft and a review of pillar mining across the operation.

Beatrix   Production is forecast lower than the 25 February guidance due to a poor labour turnout over the two long weekends in April.

South Deep   Production is expected to be impacted by the DME Section 54 stoppage due to the ancillary ventilation raise hole accident and the slow build-up thereafter, as well as potential disruptions arising from the mine restructuring.

Power supply costs

Eskom announced that power costs will increase by 14.2 per cent effective from 1 April 2008, with an additional increase of 2 cents per kilowatt hour announced in the Minister of Finance budget speech, which equates to a further 12 per cent increase from 1 July 2008. Eskom has requested an additional increase which could be as much as 53 per cent over the next year. When added to the recent above inflation price increases in steel, fuel, timber and food, and the effect the weakening rand is having on imported goods, these Eskom increases will have a significant detrimental effect on future cash costs.

Clarity still needs to be given on the pricing mechanism as it relates to the power conservation programmes. This will have no effect on the June quarter as any penalties are only expected to be applicable after 1 July 2008.

Driefontein

		March 2008	December 2007
Gold produced	- kg	6,530	7,451
	- 000'ozs	209.9	239.6
Yield - underground	- g/t	8.6	7.7
- combined	- g/t	4.6	5.0
Total cash costs	- R/kg	104,870	94,390
	- US$/oz	438	434

Gold production decreased 12 per cent from 239,600 ounces in the December quarter to 209,900 ounces in the March quarter. The slow start-up after the traditional extended Christmas break and the power rationing, as described earlier, had a detrimental impact on mining operations. Increased seismicity also impacted negatively during the quarter. The shortfall in production was directly attributable to the inability to utilise the full capacity of infrastructure due to the Eskom power crisis. The restricted power supply resulted in the stopping of the lower grade 6 and 7 shafts, with the result that the underground yield increased from 7.7 grams per ton to 8.6 grams per ton for the quarter. Underground tonnage reduced from 920,000 tons in the December quarter to 669,000 tons in the March quarter, offset by an increase in surface tonnage from 558,000 tons to 757,000 tons in an effort to ameliorate the effect of the reduction in underground ore caused by the power rationing. Surface yield improved from 0.7 grams per ton in the December quarter to 1.1 grams per ton in the March quarter. The Eskom power restrictions resulted in approximately 46,000 ounces of lost production during the quarter.

Main development decreased by 23 per cent for the quarter and on-reef development decreased 32 per cent as a result of the power rationing and also due to increased seismicity. Development values increased 150 per cent mainly due to higher values intersected in the Multi Band Carbon Leader Reef at 5 shaft, in the Single Band Carbon Leader Reef at 1 shaft and in the Ventersdorp Contact Reef in the shaft pillar area at 4 shaft.

Operating costs decreased by 3 per cent from R744 million (US$110 million) to R723 million (US$97 million) mainly due to a decrease in

consumables, incentive payments and electricity costs. Total cash costs which were negatively affected by the lower production, increased 11 per cent in rand terms and 1 per cent in US dollar terms, from R94,390 per kilogram to R104,870 per kilogram and from US$434 per ounce to US$438 per ounce respectively. The increase in unit costs was due to the 4-day mine wide stoppage and the subsequent power rationing. A corresponding reduction in costs was not realised due to the fixed nature of costs, particularly labour costs.

Operating profit increased from R523 million (US$77 million) in the December quarter to R736 million (US$99 million) in the March quarter as a result of the higher gold price, which more than offset the decrease in production.

Capital expenditure decreased from R267 million (US$39 million) to R227 million (US$30 million) quarter on quarter. This decrease was mainly due to the suspension of the 9 sub-vertical shaft deepening project.

Gold production for the June quarter is forecast to increase by around 4 per cent to 218,000 ounces due to the partial restoration of power. This is similar to the guidance given on 25 February 2008. Production at 6 and 7 shafts is still expected to be adversely impacted due to the shortage of labour, which is in the process of being employed. The original labour at 6 and 7 shafts, before the reduction of power, has replaced the contractors terminated during the quarter. Once steady state is achieved and production fully restored at 6 and 7 shafts Driefontein should revert back to around 225,000 ounces per quarter. The quarter will also be affected by a safety related stoppage at 10 shaft and a review of pillar mining. Total cash costs should be similar in the June quarter as the higher anticipated production will be offset by higher electricity costs due to price increases and higher commodity price increases. Capital expenditure is planned to increase to approximately R300 million (US$38 million) mainly due to additional spend on safety and other sustaining projects.

Kloof

		March 2008	December 2007
Gold produced	- kg	5,458	7,179
	- 000'ozs	175.5	230.8
Yield - underground	- g/t	9.9	8.4
- combined	- g/t	6.8	7.1
Total cash costs	- R/kg	112,514	91,029
	- US$/oz	470	419

All mining activity during the March quarter was adversely affected by Eskom's power rationing, the slow start-up in January after the traditional Christmas break, which accounted for approximately 2,000 ounces, and other business interruptions, which included safety related production stoppages at 2 sub-vertical shaft following a fatality and a subsequent fire at the same shaft, which, together, accounted for a further 8,000 ounces. The Eskom power restrictions resulted in approximately 45,000 ounces of lost production during the quarter.

Gold production decreased by 24 per cent from 230,800 ounces in the December quarter to 175,500 ounces in the March quarter. This was due to a 38 per cent decrease in underground tonnage from 839,000 tons to 521,000 tons due to the business interruptions noted above. The underground yield improved 18 per cent from 8.4 grams per ton to 9.9 grams per ton due to cessation of mining in low grade areas as a result of the reduced power supply and improved sweepings and vampings, which resulted in a higher than normal mine call factor. Surface tons partially replaced the lost underground tonnage, increasing from 169,000 tons to 287,000 tons. This included an increase in toll milling at South Deep to make use of spare plant capacity. The surface grade of waste tons treated was 1.1 grams per ton due to selective screening compared with 0.9 grams per ton in the previous quarter.

Main development decreased by 29 per cent quarter on quarter, with on-reef development decreasing by 20 per cent due to the reduced mining activity. Average grades were in line with historic levels.

Operating costs decreased from R689 million (US$102 million) in the December quarter to R647 million (US$87 million) in the March quarter. This was mainly due to the impact of Eskom's power rationing that resulted in a decrease in consumables and incentive payments due to lower mining activity. As a consequence of the lower gold production, total cash cost increased 24 per cent from R91,029 per kilogram to R112,514 per kilogram. In US dollar terms, total cash costs increased 12 per cent from US$419 to US$470 per ounce. A corresponding reduction in costs was not realized due to the fixed nature of costs, particularly labour costs.

Operating profit increased from R528 million (US$78 million) in the December quarter to R555 million (US$75 million) in the March quarter as a result of the higher gold price and reduction in operating costs, notwithstanding the lower production.

Capital expenditure at R212 million (US$28 million) decreased by 6 per cent compared with the previous quarter's expenditure of R226 million (US$33 million) mainly due to lower spend on the 1 shaft pillar extraction and the terminated KEA project.

Gold production for the June quarter is forecast 3 per cent higher than that achieved in the March quarter to around 180,000 ounces, due to the partial restoration of power. This is 5 per cent below the 25 February 2008 guidance as Kloof is still constrained at 3 and 8 shafts due to a decision not to mine remnant pillars for safety reasons, lower planned grades being experienced at 7 shaft and a labour shortfall similar to that at Driefontein. Total cash cost will increase in the June quarter as result of the higher electricity costs due to price increases and higher commodity price increases. Capital expenditure is planned to increase to around R240 million (US$30 million) mainly due to additional spend on safety and other sustaining projects.

Beatrix

		March 2007	December 2007
Gold produced	- kg	2,542	3,698
	- 000'ozs	81.7	118.9
Yield - underground	- g/t	3.9	4.3
Total cash costs	- R/kg	160,071	108,031
	- US$/oz	668	497

Gold production at Beatrix decreased from 118,900 ounces in the December quarter to 81,700 ounces in the March quarter. Tons milled decreased from 868,000 tons to 656,000 tons and yield decreased from 4.3 grams per ton to 3.9 grams per ton for the March quarter. The overall reduction in gold and tonnage throughput is primarily as a result of the impacts of the Eskom electricity supply disruptions, and the lower volumes in the January month arising from the traditional Christmas break. Production volumes at the West section, the deepest and highest energy user, were the most affected. The Eskom power restriction resulted in approximately 14,500 ounces of lost production in this quarter with the balance due to a poor mine call factor and the traditionally slow start up in January. The drop in yield was adversely impacted by the low mine call factor due to increased blasting fragmentation. Implementation of external mine call factor review recommendations to convert explosives type and review drilling and blasting practices continued. This issue still remains a technical challenge at the Beatrix North section.

The energy crisis also impacted on the development volumes, with total main development down by 13 per cent, quarter on quarter and main on-reef development decreasing by 22 per cent in the March quarter. Main development values declined by 8 per cent to 1,040 cm.g/t as a result of raises traversing and opening-up varying grade areas as anticipated by local geological models.

Operating costs quarter on quarter increased by 2 per cent from R420 million (US$62 million) to R429 million (US$59 million). The increase in costs was mainly due to the longer March working quarter, annual salary increases, increased maintenance over the Christmas break and higher than inflationary commodity prices offset by savings on overtime, production incentives and consumables. Total cash costs increased 48 per cent (34 per cent in US dollar terms) from R108,031 per kilogram (US$497 per ounce) in the December quarter to R160,071 per kilogram in (US$668 per ounce) the March quarter, mainly due to the lower gold output.

Operating profit in the March quarter at R146 million (US$20 million) was lower than the R209 million (US$31 million) in the December

quarter, as the higher gold price was more than offset by lower gold production.

Capital expenditure increased by 6 per cent from R142 million (US$21 million) in the December quarter to R150 million (US$20 million) in the March quarter mainly due to higher expenditure on the 3 shaft project and high density residential upgrades.

Gold production for the June quarter is forecast to increase by approximately 30 per cent compared with the March quarter to around 106,000 ounces. However, this is 12 per cent below the guidance given on 25 February 2008 mainly due to a poor turnout for voluntary shifts over the two long weekends in April. Total cash cost compared with the February guidance will increase in the June quarter as a result of the lower anticipated production and the higher electricity costs due to price increases and higher commodity price increases. Capital expenditure in the June quarter should be approximately R170 million (US$21 million).

South Deep

		March 2008	December 2007
Gold produced	- kg	1,637	2,104
	- 000'ozs	52.6	67.6
Yield - underground	- g/t	6.4	6.2
- combined	- g/t	5.9	5.1
Total cash costs	- R/kg	194,258	147,719
	- US$/oz	811	680

Gold production at South Deep decreased by 22 per cent from 67,600 ounces in the December quarter to 52,600 ounces in the March quarter. The decrease in gold production was mainly due to the stopping of VCR mining above 95 level which has gradually reduced production since the December 2007 quarter to final depletion in the March 2008 quarter. Underground tons reduced from 330,000 tons to 250,000 tons quarter on quarter. The traditional Christmas break and the interruptions to the Eskom power supply also contributed to the lower gold production. The Eskom power restrictions resulted in approximately 4,500 ounces of lost production during the quarter. Surface ore processed decreased from 83,000 tons to 26,000 tons in the March quarter and is essentially depleted. The increased yield is due to a higher mine call factor and is unlikely to be sustainable.

Development decreased 37 per cent for the March quarter mainly due to the cessation of conventional VCR mining and reduced trackless mining due to seismicity. Capital metres were similar but will increase over the next two quarters as the mobilisation of the mechanised crews to develop the below 95 level infrastructure starts to build momentum.

Operating costs at R327 million (US$54 million) increased by 2 per cent compared with the December quarter's cost of R320 million (US$47 million). This was mainly due to the cessation of capital development for the VCR mining and the consequent expenditure of the underlying costs, and the effects of inflationary increases in commodity prices. The operation is now overstaffed by approximately 2,000 employees due to the cessation of the conventional VCR mining. As a result of the decreased gold production the total cash cost increased by 32 per cent (19 per cent in US dollar terms) from R147,719 per kilogram (US$680 per ounce) in the December quarter to R194,258 per kilogram (US$811 per ounce) in the March quarter.

Operating profit in the March quarter at R37 million (US$5 million) was similar to the December quarter, as the increased gold price was offset by the lower gold production.

Capital expenditure decreased from R204 million (US$30 million) in the December quarter to R196 million (US$26 million) in the March quarter, mainly due to scheduled delays on the ventilation shaft and exploration and drilling projects offset by spending on the trackless fleet.

Gold production for the June quarter is forecast to be in line with the guidance given on 25 February 2008, at approximately 40,000 ounces. The lower guidance compared with the March quarter is mainly due to the stopping of the VCR and operational restructuring. Post the restructuring of South Deep the operation will not pursue conventional mining and will be fully mechanised in its stoping and development. The focus into the future will be on speeding up development of the ore body, completing the Twin shaft infrastructure and increasing the rate of de-stress mining. Until finalisation of the above activities, production is expected to be maintained at approximately 50,000 ounces per quarter. Total cash costs per ounce will increase on the assumption that restructuring initiatives are not yet completed by the end of the quarter, as a consequence of the stopping of the VCR as well as increases in electricity and commodity prices. The mine is in consultation with the trade unions to restructure South Deep to reduce this over complement. Capital expenditure in the June quarter is forecast to increase to approximately R220 million (US$28 million) with the delivery of the equipment for the mechanised development above 95 level and also the equipment for the mechanisation of the de-stress mining areas.

As a result of the fatal accident on 1 May it has been decided that no capital shaft development work be undertaken below 95 level until such time as a second means of egress can be re-established. Planning is being advanced to replace the winder in the ancillary ventilation raise hole where the accident occurred and the redeployment of Murray and Roberts crews above 95 level. This is expected to take approximately three months to install after which capital development can resume.

International Operations
Ghana
Tarkwa

		March 2008	December 2007
Gold produced	- 000'ozs	165.1	158.3
Yield - heap leach	- g/t	0.7	0.7
- CIL plant	- g/t	1.5	1.4
- combined	- g/t	0.9	0.9
Total cash costs	- US$/oz	436	413

Gold production increased by 4 per cent from 158,300 ounces in the December quarter to 165,100 ounces in the March quarter. Plant throughput (CIL and HL) increased by 3 per cent from 5.59 million tons to 5.77 million tons. Yield at the CIL improved from 1.40 gram per ton to 1.48 gram per ton contributing significantly to the higher quarterly production.

Total tons mined, including capital stripping, reduced from 30.5 million tons to 29.2 million tons. Ore mined decreased from 5.5 million tons to 4.9 million tons in the March quarter mainly due to increased fleet standing times due to poor tyre quality together with reduced availability of mining equipment as a result of scheduled equipment maintenance, exacerbated by unplanned breakdowns. The mined grade of 1.24 gram per ton was unchanged quarter on quarter. The overall strip ratio for the quarter was 4.96 compared with 4.59 in the December quarter.

Total feed to the heap leach section was 4.32 million tons compared with 4.17 million tons for the December quarter. Heap leach yield for the quarter was 0.68 grams per ton compared with 0.70 for the December quarter. The heap leach section produced 94,700 ounces, compared with 94,000 ounces in the December quarter. The total feed to the CIL plant was 1.45 million tons compared with 1.42 million tons in the December quarter. The increased throughput, coupled with the improved yield, resulted in gold production of 70,400 ounces in the March quarter compared with 64,300 ounces in the December quarter. There was a net gold-in-process build-up of 5,800 ounces for the quarter (CIL released 3,500 ounces offset by a build-up at the Heap leach of 9,300 ounces, mainly due to slow leaching at the South heap, which moved to its sixth lift during the quarter.)

Operating costs, including gold-in-process movements, increased from US$67 million (R453 million) in the December quarter to US$72 million (R533 million) in the March quarter. The increase in operating costs was markedly influenced by a higher fuel price, higher explosives costs and increased maintenance costs during the quarter. Total cash costs increased from US$413 per ounce to US$436 per ounce.
Operating profit increased 29 per cent from US$61 million (R414 million) in the December quarter to US$78 million (R582 million) in the March quarter.

Capital expenditure increased from US$46 million (R314 million) in the December quarter to US$54 million (R397 million) in the current quarter, with expenditure on the Phase 5 heap leach project and the CIL expansion project at US$8 million and US$28 million respectively. The CIL expansion project construction continues and remains on track for first rock into the mill during the September quarter. The Heap Leach project is ahead of schedule on construction and the total project cost is expected to be slightly below the approved US$49 million. Expenditure on the pre-stripping at the Teberebie cutback (US$12 million) continued.

Gold production for the June quarter is forecast to be similar to the March quarter. Total cash costs are expected to increase marginally in the June quarter as a result of increases in the fuel price and increased power tariffs.

Damang

		March 2008	December 2007
Gold produced	- 000'ozs	52.6	44.2
Yield	- g/t	1.3	1.2
Total cash costs	- US$/oz	546	605

Gold production exceeded expectation for the March quarter with an increase of 19 per cent from 44,200 ounces in the December quarter to 52,600 ounces. This increase is attributable to a 12 per cent increase in throughput and an increase in yield to 1.3 grams per ton, compared with 1.2 grams per ton in the December quarter. The increase in yield was due to higher grade ore from the Damang pit cutback.

Total tons mined, including capital stripping, increased by 14 per cent from 8.0 million tons in the December quarter to 9.1 million tons in the March quarter. This increase was mainly as a result of pre-strip activity at Huni pit. Ore mined increased from 978,000 tons to 1,081,000 tons in the March quarter. The resultant strip ratio was 7.46 compared with the 7.20 in December quarter.

The mill throughput increased from 1.10 million tons in the December quarter to 1.23 million tons in the March quarter. This increase was due to improved fragmentation and crusher availability, coupled with a slightly longer quarter.

Operating costs, including gold-in-process movements, increased from US$27 million (R183 million) in the December quarter to US$29 million (R232 million) in the March quarter. The main factors contributing to the increase in operating costs were the increased mining volume, a higher diesel price and increased brownfields exploration drilling activities. Total cash costs reduced from US$605 per ounce to US$546 per ounce reflecting the increase in production.

Operating profit for the quarter at US$19 million (R138 million) was significantly higher than the US$9 million (R58 million) achieved in the December quarter.

Capital expenditure at US$8 million (R56 million) was similar to that spent in the previous quarter, with the majority of this expenditure on Huni pit pre-waste mining.

Gold production in the June quarter is expected to be similar to the March quarter. Total cash costs will increase slightly due to the increasing fuel price and mining contractor cost.

Australia
St Ives

		March 2008	December 2007
Gold produced	- 000'ozs	103.9	110.0
Yield - heap leach	- g/t	0.6	0.7
- milling	- g/t	2.4	2.6
- combined	- g/t	1.7	1.8
Total cash costs	- A$/oz	655	584
	- US$/oz	592	521

Gold produced decreased from 110,000 ounces in the December quarter to 103,900 ounces in the March quarter. This was mainly due to a decrease in yield from 1.8 grams per ton to 1.7 grams per ton. Processed tons and plant recovery were marginally higher quarter on quarter.

Gold produced from the Lefroy mill decreased from 95,200 ounces to 91,300 ounces. Tons milled increased slightly from 1.15 million tons to 1.19 million tons. However, this was offset by a decrease in yield from 2.6 grams per ton to 2.4 grams per ton due to the reduction of available higher grade underground ore. This resulted in the processing of additional lower grade open pit material.

Gold produced from heap leach decreased from 14,800 ounces in the December quarter to 12,600 ounces in the March quarter. Tons treated from heap leach decreased from 708,200 tons to 698,000 tons and recoveries decreased from 72 per cent to 69 per cent as a result of a decrease in the proportion of oxide ore mined from the Leviathan pit cutback as depths increase.

Open pit operations mined 1.4 million tons of ore for the quarter, the same as the December quarter. Grade decreased from 1.7 grams per ton to 1.5 grams per ton. Ore volumes increased from the Leviathan cutback, Cave Rocks and North Revenge pits, while less ore was produced from the NRK pit and the Bahama pit, which is nearing completion. The average strip ratio including capital waste was 5.4 in the March quarter, compared with 5.7 in the December quarter.

Underground operations mined 217,000 tons of ore at 5.0 grams per ton for the quarter, compared with 254,000 tons at 5.4 grams per ton in the December quarter. At Argo, ore production was negatively impacted by delays in paste filling. The paste fill issues have subsequently been resolved but the full benefit of this will only be seen in the September quarter.

Operating costs, including gold-in-process movements, increased from A$65 million (R394 million) in the December quarter to A$70 million (R472 million) in the March quarter. This increase was mainly due to processing higher cost stockpiled ore which replaced production from underground operations and increased third party royalty charges due to the higher gold price. Total cash costs increased from A$584 per ounce (US$521 per ounce) in the December quarter to A$655 per ounce (US$592 per ounce) in the March quarter.

Operating profit increased from A$32 million (R192 million) to A$34 million (R231 million) due to the higher gold price.

Capital expenditure was similar at A$30 million (R175 million) quarter on quarter. Mine development capital of A$20 million (R135 million) included increased development activity at the Cave Rocks underground mine, the continuation of development of the Argo and Belleisle underground mines and waste stripping at the future Agamemnon South pit. Infrastructure development continued at Cave Rocks and Belleisle. Exploration expenditure was marginally lower.

Gold production for the June quarter is expected to be similar to the March quarter, while total cash costs are expected to increase as a result of St Ives achieving the cumulative 3.3 million ounces of production required to trigger the volume based royalties included as part of the St Ives acquisition. Development of the new underground mines at Cave Rocks and Belleisle remains a focus to return production to an average of 110,000 ounces to 120,000 ounces per quarter for F2009.

Agnew

		March 2008	December 2007
Gold produced	- 000'ozs	**49.0**	49.2
Yield	- g/t	**4.6**	4.9
Total cash costs	- A$/oz	**523**	470
	- US$/oz	**473**	419

Gold production was similar to the December quarter at 49,000 ounces. The 5 per cent increase in processing volumes from 313,000 tons in the December quarter to 329,000 tons in the March quarter, was offset by a 6 per cent decrease in yield, from 4.9 grams per ton to 4.6 grams per ton. The lower yield was due to the depletion of the high grade Songvang open pit stockpiles and the consequent substitution with low grade Songvang open pit stockpiles from February.

Ore mined from underground increased 48 per cent from 89,000 tons at 9.1 grams per ton in the December quarter to 132,000 tons at a grade of 8.2 grams per ton in the March quarter. Difficulties in opening-up new stopes due to poor underground conditions at Waroonga's Kim South continued in January and February. However, by March consistent stope production resulted in record ore tons being achieved and production from Waroonga's Main Lode continued to improve. Total capital and ore reserve development increased 36 per cent compared with the December quarter.

Operating costs, including gold-in-process, decreased from A$31 million (R188 million) in the December quarter to A$29 million (R194 million) in the March quarter. Mining costs increased by A$5 million (R48 million) due to higher underground volumes, with a commensurate increase in ore production of 48 per cent. This was offset by a reduction in gold-in-process charges, from A$14 million (R82 million) to A$6 million (R40 million) as a result of a reduction in the draw-down of Songvang stockpiles which were replaced with underground ore mined during the quarter. As expected, total cash costs increased from A$470 per ounce (US$419 per ounce) to A$523 per ounce (US$473 per ounce). The increase in total cash costs was attributable to the completion of processing the Songvang high grade ore stockpile and its substitution with higher cost Songvang low grade ore stockpiles midway through the quarter.

Operating profit increased from A$13 million (R76 million) for the December quarter to A$21 million (R141 million) in the March quarter. This was due primarily to the higher gold price received.

Capital expenditure for the March quarter was A$8 million (R56 million), which was marginally lower than the December quarter. This was mainly due to lower underground capital development.

Gold production for the June quarter is expected to be at similar levels when compared with the March quarter. Total cash costs per ounce are expected to increase by approximately 10 per cent due to the replacement of Songvang high grade stockpiles depleted in February 2008, with higher cost Songvang low grade stockpiles and the effect of this on a full quarter.

Quarter ended 31 March 2008 compared with quarter ended 31 March 2007

Group attributable gold production decreased from 981,000 ounces for the quarter ended March 2007 to 827,000 ounces in the March 2008 quarter.

At the South African operations gold production decreased from 657,000 to 519,800 ounces. Kloof's production decreased from 220,000 ounces to 175,500 ounces. Driefontein's production decreased from 251,200 ounces to 209,900 ounces and Beatrix from 119,200 ounces to 81,700 ounces. The majority of these decreases were due to the stoppages and reduced production emanating from the power shortage in the March 2008 quarter. At South Deep production decreased from 66,700 ounces to 52,600 ounces due to the power constraints and the closure of the VCR section due to the intersection of the major fault.

At the international operations total gold production decreased from 388,800 ounces in March quarter 2007 to 370,500 ounces in March quarter 2008. In Ghana, Tarkwa's gold production decreased from 174,300 ounces to 165,100 due to a reduction in high grade ore tonnages. At Damang, gold production increased from 48,500 ounces to 52,600 ounces due to an increase in ore from the high grade Damang pit cutback. In Australia, St Ives' gold production decreased from 119,400 ounces to 103,900 ounces due to lower underground high grade volumes, partly offset by increased surface tonnages at lower grades. At Agnew, gold produced increased from 46,600 ounces to 49,000 ounces due to high volumes mined from the high grade Kim mine.

Revenue increased by 23 per cent in rand terms from R4,955 million (US$687 million) to R6,109 million (US$820 million). The higher average gold price of R220,612 per kilogram (US$921 per ounce) compared with R151,175 per kilogram (US$652 per ounce) achieved

in 2007 more than offset the lower production. The rand/US dollar exchange rate weakened 3 per cent from an average of R/US$7.21 to R/US$7.45 quarter on quarter.

Operating costs, including gold-in-process movements, increased from R3,109 million (US$431 million) to R3,543 million (US$476 million), an increase of R434 million (US$45 million) or 14 per cent.

At the South African operations, operating costs increased by 4 per cent from R2,047 million (US$284 million) in the quarter ended March 2007 to R2,126 million (US$285 million) in the quarter ended March 2008. This well below inflation increase is due to the lower production reported this quarter because of the power rationing experienced from late January 2008. Total cash costs increased from R94,644 per kilogram (US$408 per ounce) to R125,181 per kilogram (US$523 per ounce) an increase of 32 per cent due to the lower production and the fixed nature of operating costs.

At the international operations net operating costs increased from R1,062 million (US$147 million) to R1,417 million (US$190 million). Total cash costs increased by 32 per cent from US$379 per ounce to US$500 per ounce, mainly due to higher power costs in Ghana due to tariff increases, increased maintenance costs of the mining fleet at Tarkwa, and the combined effect of higher stripping ratios and lower grades, together with the increased cost of inputs driven by the commodities boom. This was exacerbated by the 5 per cent decrease in gold output from the international operations.

Operating profit increased from R1,846 million (US$256 million) to R2,566 million (US$344 million), with the benefit of the higher gold price partially offset by the lower production and the increase in costs.

After accounting for taxation, sundry items and the gain on financial instruments reported this quarter, net earnings increased from R370 million (US$52 million) in the March 2007 quarter to R1,248 million (US$167 million) in the March 2008 quarter.

Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations increased from R512 million (US$71 million) in March quarter 2007 to R1,009 million (US$138 million) in the March 2008 quarter.

Capital and development projects
Cerro Corona
During the March quarter, 2.71 million man hours were worked with four Lost Time Accidents and eight Medically Treated Incidents, all involving construction personnel. Management has installed several programmes, including significant contractor cost penalties to reverse this adverse trend. Project staffing levels have remained at over 3,000 per day throughout the period, but are expected to drop in the June quarter as construction completion is achieved. There were no reportable environmental incidents during the period.

Final operational permitting activities advanced during the quarter which included approval of the contractor's EIA for storage, transport, and ship loading of concentrate at the Port of Salaverry, Project EIA general revision, as well as the mine Closure Plan.

As Cerro Corona prepares to transition from permitting and construction phases, a plan for broader participation in district and regional issues is being developed and implemented. Similarly, public interest and integration of community/desires into Cerro Corona operational plans are being actively undertaken. The initial steps involve a focused discussion into ways of maximising positive operational impacts within the affected communities as well as resolution of long standing societal deficiencies for the long term District benefit as well as that of Peru.

Mining activities focused on generating construction material for the Las Gordas tailing dam and in further oxide and waste mining to enable sulphide ore mining in the June quarter. A total of 3.4 million tons were mined and at the end of the March quarter, accumulated oxide ore in stockpiles was 3.4 million tons with an average gold grade of 1.47 grams per ton. Accumulated mixed ore in stockpile is 0.84 million tons with average gold and copper grades of 1.35 grams per ton and 0.53 per cent, respectively. This material represents seven weeks of plant production at full capacity.

Cumulative construction progress through to the end of the March quarter was 81.0 per cent. The Las Gordas Stage I Starter Dam embankment construction productivity improved significantly due to changes implemented in construction materials, placement methods and Tailings Management Facility (TMF) organisational structure. A staged water filling plan has been implemented which allows the water level in the TMF reservoir to be increased at regular intervals as the embankment reaches pre-determined elevation milestones. This is important to progressively capture rainfall from the remainder of the current wet season. Approximately 150,000 cubic metres of water is currently stored in the reservoir and it is anticipated that an adequate supply of water (500,000 cubic metres) will be stored in the reservoir to support planned process plant start-up and continued plant operations during the coming dry season with little or no pumping from the mine dewatering wells. The TMF return water system is now advancing well following a slow start; various contractor changes were made to ensure progress. Tailing pipeline construction is also advancing well with piping corridors being completed, installation of difficult drop-pipe structures and HDPE piping systems commenced. The quarterly Internal Geotechnical and Tailing Review Board (IGTRB) review sessions were held and have provided valuable input and recommendations from independent industry experts.

Several major project milestones were achieved during the quarter, including:
- Energisation of the 220kV power line and Cerro Corona Substation;
- Mechanical completion of Crusher (pending minor punch list and unit substation energisation);
- Mechanical Completion of Concentrate Filtration and Storage Areas (pending minor punch list and unit substation energisation);
- Established camp operations on line power;
- Initiated stage water storage behind TMF embankment;
- Completion of detail Plant Operation and Commissioning Procedures;
- Contracting of a Commissioning Manager and key commissioning leads through a third party engineering firm;
- Establishment of Project-Operational transition teams for all aspects of Cerro Corona on a go forward basis.

Pre-commissioning activities have commenced on an area-by-area basis as mechanical, piping and electrical equipment and systems are completed. Commissioning activities will commence in late-April and the project is expected to commence ore treatment in June 2008, with shipment of concentrates in the September quarter. The greatest schedule risk is completion of the Reclaim Water System installations.

Total cumulative capital expenditure through the end of the quarter reached US$390 million which is US$10 million less than the project cash flow on the basis of the revised project value of US$421 million (November 2007). Cumulative project commitments reached ~US$420 million. Project forecast cost at completion increased during the period to ~US$450 million, including ~US$20 million for contractor claims and contingencies due to extensions in time for completion of construction activities.

Exploration and corporate development
Greenfields Exploration
At the Sankarani joint venture project in south-western Mali, operated by partner Glencar Mining plc (AIM: "GEX"), litho-geochemical sampling by means of air core drilling has been completed on the Bokoro and Sanioumale A & B targets. A high resolution airborne magnetics and radiometric survey was flown over the three exploration licenses. With the completion of this programme, Gold Fields has earned a 51 per cent interest in the joint venture.

At the 80 per cent owned Kisenge project in the southern DRC, the third phase of drilling was completed at the Kajimba, Mpokoto, Lungenda, Weji and Katompe targets. A reconnaissance stream sediment and soil sampling survey was completed over a majority of the exploration licenses. The Kisenge Mining Convention is subject to the country-wide review by the Ministry of Mines. The joint venture partners have responded to all the questions raised in a Notification Letter received 21 February 2008.

In Kyrgyzstan, Lero Gold Corp (TSX-V: "LER") has informed Gold Fields that it's portion of equity funding has been expended and that it now has a 3-month option to joint venture the Talas Project. The possibility of a US$8 million equity injection is under review, of which $5 million is pending as an aggressive programme of additional induced-polarisation geophysics followed by additional diamond drilling is planned at Talas.

At the Gobondery joint venture in New South Wales, where Gold Fields is earning an 80 per cent stake from joint venture partner Clancy Exploration Limited (ASX: "CLY"), initial diamond drilling was completed on two blind porphyry targets and target definition work is in progress on eight other priority target areas.

In South Australia at the Delamarian project, aircore drilling to sample the basement regolith continued and initial target definition will be completed by June 2008.

In Northern Queensland at the Mt Carton joint venture with Conquest Mining Limited (ASX: "CQT"), where Gold Fields is earning a 51 per cent stake in eight exploration tenements surrounding Conquest's Silver Hill discovery, results of the airborne geophysics, soil geochemistry surveys and initial diamond drilling completed to date have been very encouraging. Diamond drilling will be accelerated as new targets are defined in the June quarter. Post quarter end an additional 25.9 million shares in Conquest Mining Limited were purchased for A$9 million. Gold Fields has thus increased its holding from 25.8 million shares or 9.5 per cent to a total of 51.7 million shares or 19.1 per cent of the share capital of the Company.

At the Dominican Republic joint venture where Gold Fields is earning a 60 per cent initial interest in a portfolio of properties with partner GoldQuest Mining Corp (TSX-V: "GQC"), scout drilling was completed at the Piedra Iman and Josefina targets and results are currently being compiled and interpreted. Target identification field work consisting of mapping, sampling and geophysical surveys is in progress on the Los Jengibres and Loma Viejo Pedro epithermal targets.

In Peru at the Consolidada de Hualgayoc joint venture with Compania de Minas Buenaventura SA (NYSE: "BVN"), scout drilling is in progress on the Quijote target.

Near Mine Exploration
In Australia, Gold Fields is aggressively exploring at its Agnew and St Ives operations. Ongoing drilling programmes at the Athena and Nelson's Fleet discoveries at St. Ives are continuing to deliver promising results.

In Ghana, the near-mine exploration team is being strengthened and will focus on Damang and other promising targets in the general vicinity of the Tarkwa and Damang operations.

Corporate
Mvela Resources and Gold Fields Agrees on 50 million shares should "flip-up" proceed
On 17 March 2008 Gold Fields Limited and Mvelaphanda Resources Limited (Mvela) decided that Mvela will receive a fixed 50 million Gold Fields shares if and when Mvela's future stake of 15 per cent in GFI Mining South Africa (Proprietary) Limited (GFIMSA) is exchanged at the instance of either Gold Fields or Mvela, for shares in Gold Fields. GFIMSA is the vehicle that owns and houses the South African assets of Gold Fields.

The exact number of shares, within the range of the floor and cap (45 and 55 million shares respectively), which Mvela would have received was highly variable because of the volatility of the changes in the input parameters for a Discounted Cash Flow valuation, and the complex nature of the formula, and agreeing the number of shares now gives certainty on an equitable basis to both parties.

Leadership changes at Gold Fields
On 31 March 2008, the Board of Gold Fields Limited announced that, after a distinguished nine years with Gold Fields, the last six as Chief Executive Officer, Ian Cockerill had decided to step down. He will be heading-up Anglo American's coal division.

Ian is succeeded by Nick Holland who has been the Chief Financial Officer of Gold Fields since its inception in 1998. In a complementary move, Terence Goodlace, Executive Vice President and Head of South African Operations, was appointed to the new position of Chief Operating Officer, and as a member of the Gold Fields Board. A new

Chief Financial Officer will be recruited to replace Nick. Paul Schmidt, Senior Manager Finance, will act as Chief Financial Officer in the interim. Vishnu Pillay, currently Vice President and Head of Operations at Driefontein has been appointed in Terence's position as Executive Vice President and Head of South African operations. Glenn Baldwin, Head of West Africa and Australia and Juan Luis Kruger, Head of South American Operations as well as Vishnu, will report to Terence Goodlace.

To fill the position vacated by Vishnu, Peter Turner, currently Vice President and Head of Operations of Kloof Gold Mine has moved to Driefontein Gold Mine in the same position. To fill Peter's position at Kloof Gold Mine, Rodney Hart, currently, Senior Manager: Operations at that mine, is promoted to the position of Vice President and Head of Operations of Kloof Gold Mine. Phillip Tobias was promoted to Vice President and Head of Operations of Beatrix Gold Mine to fill the position of Phillip Schoeman who assumed the position of Vice President of Technology at Corporate office.

The Board also wishes to announce that, unrelated to Ian's resignation, John Munro, Executive Vice President of Corporate Development, has resigned to take up the position of Chief Executive Officer of a new uranium company. John's executive responsibilities for Corporate Development are assumed by Jimmy Dowsley, Senior Vice President for Business Development.

All of these changes are effective as from 1 May 2008.

Dividend
No interim dividend was declared at the end of the December 2007 quarter as a result of the uncertainty pertaining to the supply of power to the South African operations. As a result of a stable power supply and the gold price being maintained at about R220,000 per kilogram, it has been decided to declare an interim dividend this quarter relating to the six month period ended 31 December 2007. The final dividend declared at year end will depend on the continued supply of power in the June quarter.

- interim dividend number 68:	65 SA cents per share
- last date to trade cum-dividend:	Friday 23 May 2008
- sterling and US dollar conversion date:	Monday 26 May 2008
- trading commences ex-dividend:	Monday 26 May 2008
- record date:	Friday 30 May 2008
- payment date:	Monday 2 June 2008

Share certificates may not be dematerialised or rematerialised between Monday, 26 May 2008 and Friday, 30 May 2008, both dates inclusive.

Outlook
At the South African operations, subject to the sustainable supply of power, and our ability to man the operations at the required level, production for the June quarter is likely to be between 2 and 4 per cent higher than the March quarter. Cash costs should be slightly lower with the higher production partially offset by increases in power and commodities. At the international operations gold production is forecast to be similar to the March quarter, with costs slightly higher due to increases in power and diesel input costs and an increased royalty charge at St Ives.

Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the March 2008 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
9 May 2008

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter			Nine months to	
		March 2008	December 2007	March 2007	March 2008	March 2007
Revenue		6,109.2	5,429.7	4,955.2	16,557.1	14,366.8
Operating costs, net		3,543.3	3,392.4	3,109.3	10,237.6	8,596.0
- Operating costs		3,502.6	3,341.2	3,100.6	10,135.7	8,690.9
- Gold inventory change		40.7	51.2	8.7	101.9	(94.9)
Operating profit		**2,565.9**	2,037.3	1,845.9	**6,319.5**	5,770.8
Amortisation and depreciation		713.9	762.7	697.3	2,247.7	2,096.5
Net operating profit		**1,852.0**	1,274.6	1,148.6	**4,071.8**	3,674.3
Net interest paid		(88.4)	(92.2)	(111.9)	(275.7)	(121.8)
Gain/(loss) on foreign exchange		38.4	(5.1)	(379.7)	21.0	(119.0)
Gain/(loss) on financial instruments		262.3	(187.6)	(35.2)	83.6	(63.8)
Other		(32.3)	(10.2)	(25.8)	(53.8)	(126.3)
Exploration		(57.5)	(78.7)	(75.6)	(220.8)	(206.1)
Profit before tax and exceptional items		**1,974.5**	900.8	520.4	**3,626.1**	3,037.3
Exceptional (loss)/gain		(41.6)	1,416.6	192.0	1,404.3	208.5
Profit before taxation		**1,932.9**	2,317.4	712.4	**5,030.4**	3,245.8
Mining and income taxation		566.5	418.4	268.9	1,274.0	1,181.7
- Normal taxation		349.4	284.5	232.5	857.7	743.6
- Deferred taxation		217.1	133.9	36.4	416.3	438.1
Net profit from continued operations		**1,366.4**	1,899.0	443.5	**3,756.4**	2,064.1
Income from discontinued operations		-	45.2	(6.8)	37.0	(26.0)
Profit on sale of Venezuelan assets		-	74.2	-	74.2	-
Net profit		**1,366.4**	2,018.4	436.7	**3,867.6**	2,038.1
Attributable to:						
- Ordinary shareholders		1,248.0	1,938.0	370.4	3,614.6	1,835.0
- Minority shareholders		118.4	80.4	66.3	253.0	203.1
Exceptional items:						
Profit on sale of investments		-	1,414.7	182.3	1,414.7	187.4
Profit on sale of assets		3.2	1.9	10.0	34.4	21.1
Driefontein 9 shaft closure costs		(44.8)	-	-	(44.8)	-
Other		-	-	(0.3)	-	-
Total exceptional items		**(41.6)**	1,416.6	192.0	**1,404.3**	208.5
Taxation		18.7	(8.3)	(49.2)	(0.8)	(55.0)
Net exceptional items after tax and minorities		**(22.9)**	1,408.3	142.8	**1,403.5**	153.5
Net earnings		1,248.0	1,938.0	370.4	3,614.6	1,835.0
Net earnings per share (cents)		191	297	60	554	337
Diluted earnings per share (cents)		178	277	57	517	314
Headline earnings		1,245.7	455.5	227.6	2,111.7	1,681.5
Headline earnings per share (cents)		191	70	37	324	309
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations		1,008.6	602.9	512.0	2,019.2	1,810.0
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations (cents)		155	93	83	309	333
Gold sold – managed	kg	27,692	31,848	32,778	91,846	98,446
Gold price received	R/kg	220,612	170,488	151,175	180,270	145,936
Total cash costs	R/kg	122,920	101,532	92,172	106,902	84,987

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter			Nine months to	
		March 2008	December 2007	March 2007	March 2008	March 2007
Revenue		821.1	800.8	687.3	2,328.7	1,987.1
Operating costs, net		473.9	500.9	431.2	1,439.9	1,189.0
- Operating costs		468.4	493.5	430.0	1,425.6	1,202.1
- Gold inventory change		5.5	7.4	1.2	14.3	(13.1)
Operating profit		347.2	299.9	256.1	888.8	798.1
Amortisation and depreciation		94.8	112.7	96.7	316.1	290.0
Net operating profit		252.4	187.2	159.4	572.7	508.1
Net interest paid		(11.8)	(13.6)	(15.5)	(38.8)	(16.8)
Gain/(loss) on foreign exchange		5.5	(0.8)	(52.7)	3.0	(16.5)
Gain/(loss) on financial instruments		37.6	(27.1)	(4.9)	11.8	(8.8)
Other		(4.5)	(1.5)	(3.4)	(7.6)	(17.3)
Exploration		(7.5)	(11.7)	(10.5)	(31.1)	(28.5)
Profit before tax and exceptional items		271.7	132.5	72.4	510.0	420.2
Exceptional (loss)/gain		(11.1)	204.5	26.5	197.5	28.8
Profit before taxation		260.6	337.0	98.9	707.5	449.0
Mining and income taxation		77.2	61.3	37.2	179.2	163.4
- Normal taxation		47.3	41.8	32.2	120.6	102.8
- Deferred taxation		29.9	19.5	5.0	58.6	60.6
Net profit from continued operations		183.4	275.7	61.7	528.3	285.6
Income from discontinued operations		(0.1)	6.5	(0.9)	5.2	(3.6)
Profit on sale of Venezuelan assets		(0.3)	10.7	-	10.4	-
Net profit		183.0	292.9	60.8	543.9	282.0
Attributable to:						
- Ordinary shareholders		166.8	281.1	51.6	508.3	253.9
- Minority shareholders		16.2	11.8	9.2	35.6	28.1
Exceptional items:						
Profit on sale of investments		(5.1)	204.1	25.2	199.0	25.9
Profit on sale of assets		0.3	0.4	1.4	4.8	2.9
Driefontein 9 shaft closure costs		(6.3)	-	-	(6.3)	-
Other		-	-	(0.1)	-	-
Total exceptional items		(11.1)	204.5	26.5	197.5	28.8
Taxation		2.7	(1.2)	(6.8)	(0.1)	(7.6)
Net exceptional items after tax and minorities		(8.4)	203.3	19.7	197.4	21.2
Net earnings		166.8	281.1	51.6	508.3	253.9
Net earnings per share (cents)		26	43	8	78	47
Diluted earnings per share (cents)		24	40	7	73	43
Headline earnings		175.5	67.1	31.9	300.5	232.7
Headline earnings per share (cents)		27	10	5	46	43
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations		138.2	88.4	71.0	284.0	250.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations (cents)		21	13	11	44	46
South African rand/United States dollar conversion rate		7.45	6.76	7.21	7.11	7.23
South African rand/Australian dollar conversion rate		6.73	6.03	5.66	6.26	5.52
Gold sold – managed	ozs (000)	890	1,024	1,054	2,953	3,165
Gold price received	$/oz	921	784	652	789	628
Total cash costs	$/oz	513	467	398	468	366

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	March 2008	June 2007	**March 2008**	June 2007
Property, plant and equipment	**43,173.3**	37,312.8	**5,389.9**	5,218.6
Goodwill	**4,458.9**	4,458.9	**556.7**	623.6
Non-current assets	**672.6**	627.7	**84.0**	87.8
Investments	**5,272.2**	2,272.4	**658.2**	317.8
Discontinued operations	**-**	3,352.3	**-**	468.9
Current assets	**5,996.5**	5,877.0	**748.6**	822.0
- Other current assets	**4,052.4**	3,566.9	**505.9**	498.9
- Cash and deposits	**1,944.1**	2,310.1	**242.7**	323.1
Total assets	**59,573.5**	53,901.1	**7,437.4**	7,538.7
Shareholders' equity	**41,966.8**	37,106.3	**5,239.3**	5,189.7
Deferred taxation	**5,299.4**	4,651.4	**661.6**	650.5
Long-term loans	**5,951.0**	6,170.5	**742.9**	863.0
Environmental rehabilitation provisions	**1,545.1**	1,380.5	**192.9**	193.1
Post-retirement health care provisions	**21.0**	21.0	**2.6**	2.9
Current liabilities	**4,790.2**	4,571.4	**598.1**	639.5
- Other current liabilities	**4,106.0**	3,852.8	**512.7**	539.0
- Current portion of long-term loans	**684.2**	718.6	**85.4**	100.5
Total equity and liabilities	**59,573.5**	53,901.1	**7,437.4**	7,538.7
South African rand/US dollar conversion rate			**8.01**	7.15
South African rand/Australian dollar conversion rate			**7.38**	6.06

Condensed changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	March 2008	March 2007	**March 2008**	March 2007
Balance at the beginning of the financial year	**37,106.3**	19,851.5	**5,189.7**	2,671.8
Issue of share capital	**0.4**	77.8	**0.1**	10.8
Increase in share premium	**59.8**	18,196.3	**8.4**	2,527.3
Marked to market valuation of listed investments	**729.3**	184.4	**102.6**	25.6
Dividends paid	**(619.9)**	(1,130.9)	**(87.2)**	(157.1)
Increase in share-based payment reserve	**77.9**	60.0	**11.0**	8.3
Profit attributable to ordinary shareholders	**3,614.6**	1,835.0	**508.3**	253.9
Profit attributable to minority shareholders	**253.0**	203.1	**35.6**	28.1
Decrease in minority interests	**(441.2)**	(100.6)	**(62.1)**	(11.6)
Loss on transacting with minorities	**(74.7)**	-	**(10.5)**	-
Currency translation adjustment and other	**1,715.4**	34.7	**(392.7)**	88.9
Reserves released on sale of Venezuelan assets	**(454.1)**	-	**(63.9)**	-
Balance as at the end of March	**41,966.8**	39,211.3	**5,239.3**	5,446.0

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand			United States Dollars		
	March 2008	December 2007	March 2007	**March 2008**	December 2007	March 2007
Net earnings	**1,248.0**	1,938.0	370.4	**166.8**	281.1	51.6
Profit on sale of investments	**-**	(1,414.7)	(182.3)	**-**	(204.1)	(25.2)
Taxation effect of profit on sale of investments	**-**	-	47.3	**-**	-	6.5
Profit on sale of assets	**(3.2)**	(1.9)	(10.0)	**(0.3)**	(0.4)	(1.4)
Taxation effect of profit on sale of assets	**0.9**	8.3	1.9	**0.1**	1.2	0.3
Profit on sale of Venezuelan assets	**-**	(74.2)	-	**-**	(10.7)	-
Other exceptional items	**-**	-	0.3	**8.9**	-	0.1
Headline earnings	**1,245.7**	455.5	227.6	**175.5**	67.1	31.9
Headline earnings per share – cents	**191**	70	37	**27**	10	5

Based on headline earnings as given above divided by 652,691,549 for March 2008 (December 2007- 652,412,191 and March 2007 – 620,105,799) being the weighted average number of ordinary shares in issue.

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter		Nine months to	
	March 2008	December 2007	March 2007	**March 2008**	March 2007
Cash flows from operating activities	**3,038.5**	1,147.8	(2,615.1)	**5,171.6**	375.4
Profit before tax and exceptional items	**1,974.5**	900.8	520.4	**3,626.1**	3,037.3
Exceptional items	**(41.6)**	1,416.6	192.0	**1,404.3**	208.5
Amortisation and depreciation	**713.9**	762.7	697.3	**2,247.7**	2,096.5
Change in working capital	**794.2**	(570.6)	(131.9)	**(0.2)**	(442.8)
Taxation paid	**(238.0)**	(129.7)	(177.6)	**(728.8)**	(578.0)
Settlement of Western Areas hedge	**-**	-	(3,893.8)	**-**	(3,893.8)
Other non-cash items	**(164.5)**	(1,352.1)	185.2	**(1,503.9)**	(84.5)
Discontinued operations	**-**	120.1	(6.7)	**126.4**	32.2
Dividends paid	**-**	-	(585.5)	**(619.9)**	(1,141.4)
Ordinary shareholders	**-**	-	(585.5)	**(619.9)**	(1,130.9)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(10.5)
Cash flows from investing activities	**(2,355.3)**	(222.2)	(1,419.8)	**(4,510.3)**	(12,862.8)
Capital expenditure – additions	**(2,085.7)**	(2,475.5)	(1,339.1)	**(6,489.1)**	(3,773.5)
Capital expenditure – proceeds on disposal	**3.1**	1.8	11.0	**35.7**	22.3
Sale/(purchase) of subsidiaries	**-**	1,042.1	(30.9)	**1,042.1**	(8,707.7)
Purchase of investments	**(258.1)**	(9.6)	(349.6)	**(270.1)**	(548.5)
Proceeds on the disposal of investments	**1.9**	32.5	305.7	**34.4**	314.8
Environmental and post-retirement health care payments	**(16.5)**	(6.5)	(14.6)	**(27.9)**	(38.3)
Discontinued operations	**-**	1,193.0	(2.3)	**1,164.6**	(131.9)
Cash flows from financing activities	**(213.7)**	(1,068.5)	5,500.4	**(538.0)**	14,347.9
Loans received	**1,535.3**	727.4	4,439.9	**3,171.3**	13,497.8
Loans repaid	**(1,788.3)**	(1,808.2)	(9,035.6)	**(3,769.5)**	(9,191.2)
Minority shareholders loans repaid	**-**	-	-	**-**	(90.1)
Shares issued	**39.3**	12.3	10,096.1	**60.2**	10,131.4
Net cash inflow/(outflow)	**469.5**	(142.9)	880.0	**(496.6)**	719.1
Translation adjustment	**154.0**	(6.4)	35.3	**130.6**	(8.8)
Cash at beginning of period	**1,320.6**	1,469.9	1,412.5	**2,310.1**	1,617.5
Cash at end of period	**1,944.1**	1,320.6	2,327.8	**1,944.1**	2,327.8

United States Dollars		Quarter		Nine months to	
	March 2008	December 2007	March 2007	**March 2008**	March 2007
Cash flows from operating activities	**407.9**	175.1	(358.9)	**714.1**	57.6
Profit before tax and exceptional items	**271.7**	132.5	72.4	**510.0**	420.2
Exceptional items	**(11.1)**	204.5	26.5	**197.5**	28.8
Amortisation and depreciation	**94.8**	112.7	96.7	**316.1**	290.0
Change in working capital	**114.6**	(83.1)	(18.2)	**-**	(61.2)
Taxation paid	**(43.5)**	(13.7)	(26.6)	**(115.8)**	(78.3)
Settlement of Western Areas hedge	**-**	-	(534.6)	**-**	(534.6)
Other non-cash items	**(18.2)**	(195.1)	25.6	**(211.5)**	(11.7)
Discontinued operations	**(0.4)**	17.3	(0.7)	**17.8**	4.4
Dividends paid	**-**	-	(81.4)	**(88.6)**	(159.7)
Ordinary shareholders	**-**	-	(81.4)	**(88.6)**	(158.2)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(1.5)
Cash flows from investing activities	**(323.6)**	(38.6)	(198.7)	**(634.4)**	(1,779.2)
Capital expenditure – additions	**(277.3)**	(363.9)	(185.7)	**(912.7)**	(521.2)
Capital expenditure – proceeds on disposal	**0.3**	0.4	1.5	**5.0**	3.1
Sale/(purchase) of subsidiaries	**(3.8)**	150.4	(5.9)	**146.6**	(1,204.4)
Purchase of investments	**(36.3)**	(1.4)	(48.4)	**(38.0)**	(75.9)
Proceeds on the disposal of investments	**0.1**	4.7	42.2	**4.8**	43.5
Environmental and post-retirement health care payments	**(2.3)**	(0.9)	(2.0)	**(3.9)**	(5.3)
Discontinued operations	**(4.3)**	172.1	(0.4)	**163.8**	(19.0)
Cash flows from financing activities	**(28.9)**	(151.6)	756.0	**(75.7)**	1,993.6
Loans received	**209.9**	108.1	609.4	**446.0**	1,875.1
Loans repaid	**(244.3)**	(261.5)	(1,249.8)	**(530.2)**	(1,271.3)
Minority shareholders loans repaid	**-**	-	-	**-**	(11.5)
Shares issued	**5.5**	1.8	1,396.4	**8.5**	1,401.3
Net cash inflow/(outflow)	**55.4**	(15.1)	117.0	**(84.6)**	112.3
Translation adjustment	**(1.4)**	(6.2)	3.9	**4.2**	(6.7)
Cash at beginning of period	**188.7**	210.0	202.4	**323.1**	217.7
Cash at end of period	**242.7**	188.7	323.3	**242.7**	323.3

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.

Position at end of March 2008

US Dollars / Rand forward purchases

As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement on 6 August 2007. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007. On 6 November 2007 the forward cover was extended to 6 December 2007 at an average rate of R6.6315, based on a spot of R6.6000. On 6 December 2007 a partial repayment of US$60.8 million was made against the loan and subsequently the balance of US$490 million forward cover was extended to 6 March 2008 at a rate of R6.9118, based on a spot rate of R6.8000.

On 31 December 2007 a further repayment of US$172 million was made against the loan which resulted in an early drawdown of the same amount under the forward cover. On 6 March 2008 the balance of US$318 million was extended to 6 June 2008 at a rate of R7.9752, based on a spot of R7.8052. For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest.

At the end of March 2008 the mark to market value of the US$318.0 million forward cover was positive by R54.7 million (US$6.8 million). The quarter on quarter marked to market movement was positive R271.4 million of which R309.4 million was offset against the R309.4 million foreign exchange loss on the revaluation of the underlying loan being hedged. The balance of R38.0 million represents the forward cover cost which has been included in interest paid in the income statement.

On 27 July 2007 US dollars/rand forward cover of US$40 million was purchased to hedge future investments in Orogen, a 100 per cent owned subsidiary, with maturity on 30 October 2007. On 30 October 2007 the forward cover was extended to 30 November 2007 at a rate of R6.5399, based on a spot rate of R6.5091. On 30 November 2007 the forward cover was extended to 31 January 2008 at a rate of R7.0743, based on a spot of R7.0000. On 31 January 2008 the forward cover of US$40 million was extended to 30 April 2008 at a rate of R7.3101 based on a spot of R7.1650. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.

On 4 October 2007 US dollars/rand forward cover of US$50 million was purchased to hedge future investments in Orogen, a 100 per cent owned subsidiary. The forward cover rate was R6.9949, based on a spot rate of R6.9474, with maturity on 21 November 2007. On 21 November 2007 the forward cover was extended to 22 January 2008 at a rate of R6.7900, based on a spot rate of R6.7200. On 22 January 2008 the forward cover was extended to 22 April 2008 at a rate of R7.1543 based on spot of R7.0200. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.

In January 2008, the Board approved the funding of the balance of the Cerro Corona Capital Project from available offshore facilities. As a result of this decision, the forward cover of US$40 million and US$50 million was cancelled for the respective dates of 30 April 2008 and 22 April 2008. For accounting purposes, a cash inflow of R82.9 million was accounted for in the March quarter end.

Diesel Hedge

On 28 June 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre. The marked to market value at the end of September 2007 was positive by US$0.1 million. On 20 August 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a further three month Asian style option in respect of 15 million litres of diesel, starting 1 October 2007. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike rate of US$0.5572 per litre. The marked to market value at the end of December 2007 was positive by US$0.6million.

At the March 2008 quarter end, no Diesel Hedges were in place.

Amended Mvela Subscription and Exchange Agreement Election

Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement on 17 March 2008 to provide that the number of Gold Fields shares that Mvela Resources will acquire, should it elect to exchange it's equity interest in GFIMSA, shall be 50 million. The previous Collar agreement falls away. The floor and cap derivative is therefore derecognised. The marked to market valuation of the floor and cap derivative was a negative of R136 million at the end of the December quarter. The 50 million shares are now accounted for as an equity instrument and not a standalone derivative.

Total cash costs

Gold Industry Standards Basis

Figures are in millions unless otherwise stated

		Total Mine Operations	South African Operations					International Operations					Discontinued Operations##
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Ghana		Australia #		Venezuela
									Tarkwa	Damang	St Ives	Agnew	Choco 10
Operating costs (1)	**March 2008**	**3,502.6**	**2,126.3**	**723.3**	**646.5**	**429.4**	**327.1**	**1,376.3**	**540.3**	**230.5**	**451.4**	**154.1**	**-**
	December 2007	3,341.2	2,173.5	744.2	688.7	420.2	320.4	1,167.7	465.8	200.9	394.6	106.4	92.0
	Financial year to date	10,135.7	6,413.8	2,191.0	1,995.8	1,265.1	961.9	3,721.9	1,460.3	603.2	1,248.5	409.9	191.3
Gold-in-process and	**March 2008**	**16.5**	**-**	**-**	**-**	**-**	**-**	**16.5**	**(0.8)**	**(12.8)**	**15.2**	**14.9**	**-**
inventory change*	December 2007	5.7	-	-	-	-	-	5.7	(9.4)	(17.6)	0.3	32.4	22.1
	Financial year to date	18.9	-	-	-	-	-	18.9	(12.3)	(47.0)	23.6	54.6	8.6
Less:	**March 2008**	**14.6**	**10.6**	**4.4**	**3.3**	**2.2**	**0.7**	**4.0**	**1.2**	**-**	**2.3**	**0.5**	**-**
Rehabilitation costs	December 2007	14.8	10.7	4.4	3.3	2.3	0.7	4.1	1.1	-	2.4	0.6	-
	Financial year to date	43.9	31.8	13.2	9.9	6.6	2.1	12.1	3.5	-	6.9	1.7	-
Production taxes	**March 2008**	**10.3**	**10.3**	**4.1**	**2.8**	**1.9**	**1.5**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2007	10.4	10.4	4.2	2.7	2.1	1.4	-	-	-	-	-	-
	Financial year to date	29.7	29.7	11.2	8.2	5.9	4.4	-	-	-	-	-	-
General and admin	**March 2008**	**153.6**	**91.9**	**34.1**	**29.1**	**20.3**	**8.4**	**61.7**	**36.0**	**5.4**	**16.1**	**4.2**	**-**
	December 2007	144.3	95.7	36.5	31.9	18.4	8.9	48.6	26.7	3.8	13.3	4.8	9.2
	Financial year to date	428.1	270.8	100.9	86.9	57.7	25.3	157.3	85.3	13.5	44.0	14.5	30.0
Exploration costs	**March 2008**	**17.8**	**-**	**-**	**-**	**-**	**-**	**17.8**	**-**	**9.4**	**7.5**	**0.9**	**-**
	December 2007	9.4	-	-	-	-	-	9.4	-	2.0	6.8	0.6	-
	Financial year to date	36.3	-	-	-	-	-	36.3	-	14.2	19.9	2.2	-
Cash operating costs	**March 2008**	**3,322.8**	**2,013.5**	**680.7**	**611.3**	**405.0**	**316.5**	**1,309.3**	**502.3**	**202.9**	**440.7**	**163.4**	**-**
	December 2007	3,168.0	2,056.7	699.1	650.8	397.4	309.4	1,111.3	428.6	177.5	372.4	132.8	104.9
	Financial year to date	9,616.6	6,081.5	2,065.7	1,890.8	1,194.9	930.1	3,535.1	1,359.2	528.5	1,201.3	446.1	169.9
Plus:	**March 2008**	**10.3**	**10.3**	**4.1**	**2.8**	**1.9**	**1.5**	**-**	**-**	**-**	**-**	**-**	**-**
Production taxes	December 2007	10.4	10.4	4.2	2.7	2.1	1.4	-	-	-	-	-	-
	Financial year to date	29.7	29.7	11.2	8.2	5.9	4.4	-	-	-	-	-	-
Royalties	**March 2008**	**70.8**	**-**	**-**	**-**	**-**	**-**	**70.8**	**33.4**	**11.1**	**17.2**	**9.1**	**-**
	December 2007	55.2	-	-	-	-	-	55.2	26.1	7.4	15.1	6.6	3.4
	Financial year to date	172.2	-	-	-	-	-	172.2	81.1	24.9	44.7	21.5	6.0
TOTAL CASH COSTS(2)	**March 2008**	**3,403.9**	**2,023.8**	**684.8**	**614.1**	**406.9**	**318.0**	**1,380.1**	**535.7**	**214.0**	**457.9**	**172.5**	**-**
	December 2007	3,233.6	2,067.1	703.3	653.5	399.5	310.8	1,166.5	454.7	184.9	387.5	139.4	108.3
	Financial year to date	9,818.5	6,111.2	2,076.9	1,899.0	1,200.8	934.5	3,707.3	1,440.3	553.4	1,246.0	467.6	175.9
Plus:	**March 2008**	**689.2**	**375.5**	**118.0**	**127.4**	**63.0**	**67.1**	**313.7**	**81.2**	**25.9**	**206.6**		**-**
Amortisation*	December 2007	775.1	462.6	141.0	160.4	76.0	85.2	312.5	72.7	20.3	219.5		5.6
	Financial year to date	2,213.7	1,274.6	403.9	446.9	202.9	220.9	939.1	228.6	60.3	650.2		14.8
Rehabilitation	**March 2008**	**14.6**	**10.6**	**4.4**	**3.3**	**2.2**	**0.7**	**4.0**	**1.2**	**-**	**2.8**		**-**
	December 2007	14.8	10.7	4.4	3.3	2.3	0.7	4.1	1.1	-	3.0		-
	Financial year to date	43.9	31.8	13.2	9.9	6.6	2.1	12.1	3.5	-	8.6		-
TOTAL PRODUCTION	**March 2008**	**4,107.7**	**2,409.9**	**807.2**	**744.8**	**472.1**	**385.8**	**1,697.8**	**618.1**	**239.9**	**839.8**		**-**
COSTS(3)	December 2007	4,023.5	2,540.4	848.7	817.2	477.8	396.7	1,483.1	528.5	205.2	749.4		113.9
	Financial year to date	12,076.1	7,417.6	2,494.0	2,355.8	1,410.3	1,157.5	4,658.5	1,672.4	613.7	2,372.4		190.7
Gold sold	**March 2008**	**890.3**	**519.8**	**209.9**	**175.5**	**81.7**	**52.6**	**370.5**	**165.1**	**52.6**	**103.9**	**49.0**	**-**
- thousand ounces	December 2007	1,023.9	656.9	239.6	230.8	118.9	67.6	367.0	162.7	45.2	110.0	49.2	19.3
	Financial year to date	2,952.9	1,865.9	709.9	641.6	319.8	194.6	1,087.0	477.4	144.2	316.2	149.1	33.2
TOTAL CASH COSTS	**March 2008**	**513**	**523**	**438**	**470**	**668**	**811**	**500**	**436**	**546**	**592**	**473**	**-**
- US$/oz	December 2007	467	465	434	419	497	680	470	413	605	521	419	830
	Financial year to date	468	461	412	416	528	675	480	424	540	554	441	745
TOTAL CASH COSTS	**March 2008**	**122,920**	**125,181**	**104,870**	**112,514**	**160,071**	**194,258**	**119,748**	**104,323**	**130,887**	**141,721**	**113,189**	**-**
- R/kg	December 2007	101,532	101,170	94,390	91,029	108,031	147,719	102,181	89,844	131,508	113,304	91,171	180,500
	Financial year to date	106,902	105,302	94,067	95,159	120,720	154,386	109,648	96,990	123,362	126,678	100,798	170,281
TOTAL PRODUCTION	**March 2008**	**619**	**622**	**516**	**570**	**775**	**984**	**615**	**503**	**613**	**737**		**-**
COSTS	December 2007	581	572	524	524	594	868	598	480	672	697		873
- US$/oz	Financial year to date	575	559	494	516	620	837	603	493	599	717		807

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

(3) Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

\## Discontinued operations are excluded from Total International and Total Mine Operations.

Average exchange rates are US$1 = R7.45 and US$1 = R6.76 for the March 2008 and December 2007 quarters respectively.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**March 2008**	**12,376**	**3,166**	**1,426**	**808**	**656**	**276**
	December 2007	12,630	3,767	1,478	1,008	868	413
	Financial year to date	37,356	10,855	4,436	2,810	2,437	1,172
Yield (grams per ton)	**March 2008**	**2.2**	**5.1**	**4.6**	**6.8**	**3.9**	**5.9**
	December 2007	2.5	5.4	5.0	7.1	4.3	5.1
	Financial year to date	2.5	5.4	5.0	7.1	4.1	5.2
Gold produced (kilograms)	**March 2008**	**27,692**	**16,167**	**6,530**	**5,458**	**2,542**	**1,637**
	December 2007	31,682	20,432	7,451	7,179	3,698	2,104
	Financial year to date	91,846	58,035	22,079	19,956	9,947	6,053
Gold sold (kilograms)	**March 2008**	**27,692**	**16,167**	**6,530**	**5,458**	**2,542**	**1,637**
	December 2007	31,848	20,432	7,451	7,179	3,698	2,104
	Financial year to date	91,846	58,035	22,079	19,956	9,947	6,053
Gold price received (Rand per kilogram)	**March 2008**	**220,612**	**222,657**	**223,400**	**220,136**	**226,515**	**222,114**
	December 2007	170,488	169,846	170,031	169,508	170,254	169,629
	Financial year to date	180,270	179,047	180,058	178,007	179,310	178,358
Total cash costs (Rand per kilogram)	**March 2008**	**122,920**	**125,181**	**104,870**	**112,514**	**160,071**	**194,258**
	December 2007	101,532	101,170	94,390	91,029	108,031	147,719
	Financial year to date	106,902	105,302	94,067	95,159	120,720	154,386
Total production costs (Rand per kilogram)	**March 2008**	**148,339**	**149,063**	**123,614**	**136,460**	**185,720**	**235,675**
	December 2007	126,361	124,384	113,904	113,832	129,205	188,546
	Financial year to date	131,483	127,813	112,958	118,050	141,781	191,227
Operating costs (Rand per ton)	**March 2008**	**283**	**672**	**507**	**800**	**655**	**1,185**
	December 2007	265	577	504	683	484	776
	Financial year to date	271	591	494	710	519	821
Financial Results (Rand million)							
Revenue	**March 2008**	**6,109.2**	**3,599.7**	**1,458.8**	**1,201.5**	**575.8**	**363.6**
	December 2007	5,429.7	3,470.3	1,266.9	1,216.9	629.6	356.9
	Financial year to date	16,557.1	10,391.0	3,975.5	3,552.3	1,783.6	1,079.6
Operating costs, net	**March 2008**	**3,543.3**	**2,126.3**	**723.3**	**646.5**	**429.4**	**327.1**
	December 2007	3,392.4	2,173.5	744.2	688.7	420.2	320.4
	Financial year to date	10,237.6	6,413.8	2,191.0	1,995.8	1,265.1	961.9
- Operating costs	**March 2008**	**3,502.6**	**2,126.3**	**723.3**	**646.5**	**429.4**	**327.1**
	December 2007	3,341.2	2,173.5	744.2	688.7	420.2	320.4
	Financial year to date	10,135.7	6,413.8	2,191.0	1,995.8	1,265.1	961.9
- Gold inventory change	**March 2008**	**40.7**	**-**	**-**	**-**	**-**	**-**
	December 2007	51.2	-	-	-	-	-
	Financial year to date	101.9	-	-	-	-	-
Operating profit	**March 2008**	**2,565.9**	**1,473.4**	**735.5**	**555.0**	**146.4**	**36.5**
	December 2007	2,037.3	1,296.8	522.7	528.2	209.4	36.5
	Financial year to date	6,319.5	3,977.2	1,784.5	1,556.5	518.5	117.7
Amortisation of mining assets	**March 2008**	**665.0**	**375.5**	**118.0**	**127.4**	**63.0**	**67.1**
	December 2007	729.6	462.6	141.0	160.4	76.0	85.2
	Financial year to date	2,130.7	1,274.6	403.9	446.9	202.9	220.9
Net operating profit	**March 2008**	**1,900.9**	**1,097.9**	**617.5**	**427.6**	**83.4**	**(30.6)**
	December 2007	1,307.7	834.2	381.7	367.8	133.4	(48.7)
	Financial year to date	4,188.8	2,702.6	1,380.6	1,109.6	315.6	(103.2)
Other income/(expense)	**March 2008**	**(107.6)**	**(132.2)**	**(44.1)**	**(47.0)**	**(37.2)**	**(3.9)**
	December 2007	1.0	(35.9)	(17.5)	(9.6)	(7.7)	(1.1)
	Financial year to date	(134.7)	(221.4)	(81.2)	(68.1)	(55.9)	(16.2)
Profit before taxation	**March 2008**	**1,793.3**	**965.7**	**573.4**	**380.6**	**46.2**	**(34.5)**
	December 2007	1,308.7	798.3	364.2	358.2	125.7	(49.8)
	Financial year to date	4,054.1	2,481.2	1,299.4	1,041.5	259.7	(119.4)
Mining and income taxation	**March 2008**	**580.0**	**312.9**	**182.3**	**126.8**	**17.5**	**(13.7)**
	December 2007	439.2	281.2	127.1	126.1	47.6	(19.6)
	Financial year to date	1,354.7	859.2	448.8	356.9	98.2	(44.7)
- Normal taxation	**March 2008**	**320.0**	**217.5**	**135.4**	**81.9**	**0.2**	**-**
	December 2007	259.7	174.7	87.1	87.3	0.3	-
	Financial year to date	798.6	549.7	320.1	228.8	0.8	-
- Deferred taxation	**March 2008**	**260.0**	**95.4**	**46.9**	**44.9**	**17.3**	**(13.7)**
	December 2007	179.5	106.5	40.0	38.8	47.3	(19.6)
	Financial year to date	556.1	309.5	128.7	128.1	97.4	(44.7)
Profit before exceptional items	**March 2008**	**1.213.3**	**652.8**	**391.1**	**253.8**	**28.7**	**(20.8)**
	December 2007	869.5	517.1	237.1	232.1	78.1	(30.2)
	Financial year to date	2,699.4	1,622.0	850.6	684.6	161.5	(74.7)
Exceptional items	**March 2008**	**(41.5)**	**(41.9)**	**(44.7)**	**-**	**2.7**	**0.1**
	December 2007	1.9	1.9	-	0.5	0.5	0.9
	Financial year to date	(10.3)	(10.9)	(23.0)	0.9	3.5	7.7
Net profit	**March 2008**	**1,171.8**	**610.9**	**346.4**	**253.8**	**31.4**	**(20.7)**
	December 2007	871.4	519.0	237.1	232.6	78.6	(29.3)
	Financial year to date	2,689.1	1,611.1	827.6	685.5	165.0	(67.0)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**March 2008**	**1,202.6**	**636.3**	**374.2**	**253.7**	**29.7**	**(21.3)**
	December 2007	858.6	517.9	237.1	232.3	78.3	(29.3)
	Financial year to date	2,698.5	1,624.6	841.9	684.9	162.8	(65.0)
Capital expenditure	**March 2008**	**1,492.5**	**784.5**	**226.9**	**212.0**	**149.8**	**195.8**
	December 2007	1,435.4	838.5	267.3	225.8	141.7	203.7
	Financial year to date	4,215.8	2,362.8	713.5	655.3	425.3	568.7
Planned for next six months to September 2008		3,954.2	1,965.1	540.4	536.4	372.6	515.7

Operating and financial results

South African Rand		International Operations					Discontinued Operations##
		Total	Ghana		Australia#		Venezuela
			Tarkwa	Damang	St Ives	Agnew	Choco 10
Operating Results							
Ore milled/treated (000 tons)	**March 2008**	**9,210**	**5,765**	**1,232**	**1,884**	**329**	**-**
	December 2007	8,863	5,588	1,103	1,859	313	360
	Financial year to date	26,501	16,566	3,459	5,500	976	761
Yield (grams per ton)	**March 2008**	**1.3**	**0.9**	**1.3**	**1.7**	**4.6**	**-**
	December 2007	1.3	0.9	1.2	1.8	4.9	1.6
	Financial year to date	1.3	0.9	1.3	1.8	4.8	1.4
Gold produced (kilograms)	**March 2008**	**11,525**	**5,135**	**1,635**	**3,231**	**1,524**	**-**
	December 2007	11,250	4,925	1,376	3,420	1,529	563
	Financial year to date	33,811	14,850	4,486	9,836	4,639	1,052
Gold sold (kilograms)	**March 2008**	**11,525**	**5,135**	**1,635**	**3,231**	**1,524**	**-**
	December 2007	11,416	5,061	1,406	3,420	1,529	600
	Financial year to date	33,811	14,850	4,486	9,836	4,639	1,033
Gold price received (Rand per kilogram)	**March 2008**	**217,744**	**217,235**	**217,798**	**217,487**	**219,948**	**-**
	December 2007	171,636	171,369	171,906	171,404	172,793	331,500
	Financial year to date	182,370	182,108	183,170	181,751	183,746	290,029
Total cash costs (Rand per kilogram)	**March 2008**	**119,748**	**104,323**	**130,887**	**141,721**	**113,189**	**-**
	December 2007	102,181	89,844	131,508	113,304	91,171	180,500
	Financial year to date	109,648	96,990	123,362	126,678	100,798	170,281
Total production costs (Rand per kilogram)	**March 2008**	**147,323**	**120,370**	**146,789**	**176,614**		**-**
	December 2007	129,914	104,426	145,946	151,425		189,833
	Financial year to date	137,784	112,620	136,826	163,896		184,608
Operating costs (Rand per ton)	**March 2008**	**149**	**94**	**187**	**240**	**468**	**-**
	December 2007	132	83	182	212	340	256
	Financial year to date	140	88	174	227	420	251
Financial Results (Rand million)							
Revenue	**March 2008**	**2,509.5**	**1,115.5**	**356.1**	**702.7**	**335.2**	**-**
	December 2007	1,959.4	867.3	241.7	586.2	264.2	198.9
	Financial year to date	6,166.1	2,704.3	821.7	1,787.7	852.4	299.6
Operating costs, net	**March 2008**	**1,417.0**	**533.4**	**217.8**	**471.9**	**193.9**	**-**
	December 2007	1,218.9	453.3	183.4	393.8	188.4	114.1
	Financial year to date	3,823.8	1,438.0	556.4	1,278.9	550.5	199.9
- Operating costs	**March 2008**	**1,376.3**	**540.3**	**230.5**	**451.4**	**154.1**	**-**
	December 2007	1,167.7	465.8	200.9	394.6	106.4	92.0
	Financial year to date	3,721.9	1,460.3	603.2	1,248.5	409.9	191.3
- Gold inventory change	**March 2008**	**40.7**	**(6.9)**	**(12.7)**	**20.5**	**39.8**	**-**
	December 2007	51.2	(12.5)	(17.5)	(0.8)	82.0	22.1
	Financial year to date	101.9	(22.3)	(46.8)	30.4	140.6	8.6
Operating profit	**March 2008**	**1,092.5**	**582.1**	**138.3**	**230.8**	**141.3**	**-**
	December 2007	740.5	414.0	58.3	192.4	75.8	84.8
	Financial year to date	2,342.3	1,266.3	265.3	508.8	301.9	99.7
Amortisation of mining assets	**March 2008**	**289.5**	**87.3**	**25.8**	**176.4**		**-**
	December 2007	267.0	75.8	20.2	171.0		5.6
	Financial year to date	856.1	238.6	60.1	557.4		14.8
Net operating profit	**March 2008**	**803.0**	**494.8**	**112.5**	**195.7**		**-**
	December 2007	473.5	338.2	38.1	97.2		79.2
	Financial year to date	1,486.2	1,027.7	205.2	253.3		84.9
Other income/(expense)	**March 2008**	**24.6**	**(7.6)**	**(0.7)**	**32.9**		**-**
	December 2007	36.9	10.0	(0.4)	27.3		(27.8)
	Financial year to date	86.7	3.4	(0.9)	84.2		(29.6)
Profit before taxation	**March 2008**	**827.6**	**487.2**	**111.8**	**228.6**		**-**
	December 2007	510.4	348.2	37.7	124.5		51.4
	Financial year to date	1,572.9	1,031.1	204.3	337.5		55.3
Mining and income taxation	**March 2008**	**267.1**	**144.6**	**35.9**	**86.6**		**-**
	December 2007	158.0	102.7	14.9	40.4		3.2
	Financial year to date	495.5	293.3	67.1	135.1		6.8
- Normal taxation	**March 2008**	**102.5**	**55.9**	**20.2**	**26.4**		**-**
	December 2007	85.0	56.2	7.2	21.6		3.2
	Financial year to date	248.9	148.6	34.1	66.2		5.9
- Deferred taxation	**March 2008**	**164.6**	**88.7**	**15.7**	**60.2**		**-**
	December 2007	73.0	46.5	7.7	18.8		-
	Financial year to date	246.6	144.7	33.0	68.9		0.9
Profit before exceptional items	**March 2008**	**560.5**	**342.6**	**75.9**	**142.0**		**-**
	December 2007	352.4	245.5	22.8	84.1		48.2
	Financial year to date	1,077.4	737.8	137.2	202.4		48.5
Exceptional items	**March 2008**	**0.4**	**-**	**-**	**0.4**		**-**
	December 2007	-	-	-	-		-
	Financial year to date	0.6	-	-	0.6		-
Net profit	**March 2008**	**560.9**	**342.6**	**75.9**	**142.4**		**-**
	December 2007	352.4	245.5	22.8	84.1		48.2
	Financial year to date	1,078.0	737.8	137.2	203.0		48.5
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**March 2008**	**566.3**	**348.7**	**74.0**	**143.6**		**-**
	December 2007	340.7	234.6	22.3	83.8		43.6
	Financial year to date	1,073.9	732.3	134.5	207.1		47.4
Capital expenditure	**March 2008**	**708.0**	**397.1**	**56.0**	**198.5**	**56.4**	**-**
	December 2007	596.9	314.3	51.4	175.1	56.1	30.2
	Financial year to date	1,853.0	1,018.1	159.5	525.1	150.3	70.0
	Planned for next six months to September 2008	1,989.1	1,120.6	185.8	509.7	173.0	-

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

\## Discontinued operations are excluded from Total International Operations.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	March 2008	**12,376**	**3,166**	**1,426**	**808**	**656**	**276**
	December 2007	12,630	3,767	1,478	1,008	868	413
	Financial year to date	37,356	10,846	4,436	2,810	2,437	1,172
Yield (ounces per ton)	March 2008	**0.072**	**0.164**	**0.147**	**0.217**	**0.125**	**0.191**
	December 2007	0.081	0.174	0.162	0.229	0.137	0.164
	Financial year to date	0.079	0.172	0.160	0.228	0.131	0.166
Gold produced (000 ounces)	March 2008	**890.3**	**519.8**	**209.9**	**175.5**	**81.7**	**52.6**
	December 2007	1,018.6	656.9	239.6	230.8	118.9	67.6
	Financial year to date	2,952.9	1,865.9	709.9	641.6	319.8	194.6
Gold sold (000 ounces)	March 2008	**890.3**	**519.8**	**209.9**	**175.5**	**81.7**	**52.6**
	December 2007	1,023.9	656.9	239.6	230.8	118.9	67.6
	Financial year to date	2,952.9	1,865.9	709.9	641.6	319.8	194.6
Gold price received (dollars per ounce)	March 2008	**921**	**930**	**933**	**919**	**946**	**927**
	December 2007	784	781	782	780	783	780
	Financial year to date	789	783	788	779	784	780
Total cash costs (dollars per ounce)	March 2008	**513**	**523**	**438**	**470**	**668**	**811**
	December 2007	467	465	434	419	497	680
	Financial year to date	468	461	412	416	528	675
Total production costs (dollars per ounce)	March 2008	**619**	**622**	**516**	**570**	**775**	**984**
	December 2007	581	572	524	524	594	868
	Financial year to date	575	559	494	516	620	837
Operating costs (dollars per ton)	March 2008	**38**	**90**	**68**	**107**	**88**	**159**
	December 2007	39	85	74	101	72	115
	Financial year to date	38	83	69	100	73	115
Financial Results ($ million)							
Revenue	March 2008	**821.1**	**481.5**	**195.8**	**160.4**	**76.6**	**48.5**
	December 2007	800.8	512.3	187.2	179.5	92.9	52.7
	Financial year to date	2,328.7	1,461.5	559.1	499.6	250.9	151.8
Operating costs, net	March 2008	**473.9**	**283.4**	**96.4**	**86.0**	**57.3**	**43.7**
	December 2007	500.9	321.0	109.9	101.7	62.1	47.3
	Financial year to date	1,439.9	902.1	308.2	280.7	177.9	135.3
- Operating costs	March 2008	**468.4**	**283.4**	**96.4**	**86.0**	**57.3**	**43.7**
	December 2007	493.5	321.0	109.9	101.7	62.1	47.3
	Financial year to date	1,425.6	902.1	308.2	280.7	177.9	135.3
- Gold inventory change	March 2008	**5.5**	**-**	**-**	**-**	**-**	**-**
	December 2007	7.4	-	-	-	-	-
	Financial year to date	14.3	-	-	-	-	-
Operating profit	March 2008	**347.2**	**198.1**	**99.6**	**74.4**	**19.2**	**4.9**
	December 2007	299.9	191.3	77.3	77.7	30.8	5.4
	Financial year to date	888.8	559.4	251.0	218.9	72.9	16.6
Amortisation of mining assets	March 2008	**88.1**	**49.5**	**15.5**	**16.8**	**8.3**	**8.9**
	December 2007	107.8	68.2	20.9	23.7	11.2	12.5
	Financial year to date	299.7	179.3	56.8	62.9	28.5	31.1
Net operating profit	March 2008	**259.0**	**148.6**	**84.1**	**57.7**	**10.9**	**(4.0)**
	December 2007	192.2	123.1	56.4	54.0	19.6	(7.1)
	Financial year to date	589.1	380.1	194.2	156.1	44.4	(14.5)
Other income/(expenses)	March 2008	**(14.9)**	**(18.2)**	**(6.0)**	**(6.6)**	**(5.2)**	**(0.5)**
	December 2007	-	(5.4)	(2.6)	(1.4)	(1.2)	(0.2)
	Financial year to date	(18.9)	(31.1)	(11.4)	(9.6)	(7.9)	(2.3)
Profit before taxation	March 2008	**244.1**	**130.4**	**78.1**	**51.1**	**5.7**	**(4.5)**
	December 2007	192.2	117.7	53.7	52.7	18.4	(7.3)
	Financial year to date	570.2	349.0	182.8	146.5	36.5	(16.8)
Mining and income taxation	March 2008	**78.7**	**41.9**	**24.6**	**17.0**	**2.1**	**(1.8)**
	December 2007	64.5	41.4	18.9	18.6	6.9	(2.9)
	Financial year to date	190.5	120.8	63.1	50.2	13.8	(6.3)
- Normal taxation	March 2008	**43.2**	**29.3**	**18.3**	**11.0**	**-**	**-**
	December 2007	38.3	25.7	13.0	12.8	-	-
	Financial year to date	112.3	77.3	45.0	32.2	0.1	-
- Deferred taxation	March 2008	**35.5**	**12.6**	**6.3**	**6.0**	**2.1**	**(1.8)**
	December 2007	26.2	15.7	5.9	5.7	7.0	(2.9)
	Financial year to date	78.2	43.5	18.1	18.0	13.7	(6.3)
Profit before exceptional items	March 2008	**165.5**	**88.4**	**53.4**	**34.1**	**3.6**	**(2.7)**
	December 2007	127.7	76.1	35.0	34.1	11.4	(4.3)
	Financial year to date	379.7	228.0	119.5	96.3	22.7	(10.5)
Exceptional items	March 2008	**(5.7)**	**(5.9)**	**(6.3)**	**-**	**0.4**	**-**
	December 2007	0.4	0.4	-	-	0.1	0.2
	Financial year to date	(1.4)	(1.5)	(3.2)	0.1	0.5	1.1
Net profit	March 2008	**159.6**	**82.5**	**47.1**	**34.1**	**4.0**	**(2.7)**
	December 2007	128.1	76.5	35.0	34.1	11.5	(4.1)
	Financial year to date	378.3	226.5	116.3	96.4	23.2	(9.4)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	March 2008	**163.8**	**86.0**	**50.9**	**34.1**	**3.7**	**(2.7)**
	December 2007	126.1	76.3	35.0	34.2	11.5	(4.4)
	Financial year to date	379.5	228.5	118.4	96.3	22.9	(9.1)
Capital expenditure	March 2008	**200.0**	**104.5**	**30.2**	**28.2**	**20.0**	**26.2**
	December 2007	211.8	123.6	39.3	33.4	21.0	30.0
	Financial year to date	593.0	332.3	100.4	92.2	59.8	80.0
Planned for next six months to September 2008		493.7	245.3	67.5	67.0	46.5	64.4

Average exchange rates were US$1 = R7.45 and US$1 = R6.76 for the March 2008 and December 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R6.73 and A$1 = R6.03 for the March 2008 and December 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. ## Discontinued operations are excluded from Total International and Total Mine Operations.

Operating and financial results

United States Dollars		Total	International Operations				Australian Dollars		Discontinued operations Venezuela##
			Ghana		Australia #		Australia #		
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew	Choco 10
Operating Results									
Ore milled/treated (000 tons)	**March 2008**	**9,210**	**5,765**	**1,232**	**1,884**	**329**	**1,884**	**329**	-
	December 2007	8.863	5,588	1,103	1,859	313	1,859	313	360
	Financial year to date	26,501	16,566	3,459	5,500	976	5,500	976	761
Yield (ounces per ton)	**March 2008**	**0.040**	**0.029**	**0.043**	**0.055**	**0.149**	**0.055**	**0.149**	-
	December 2007	0.041	0.028	0.040	0.059	0.157	0.059	0.157	0.050
	Financial year to date	0.041	0.029	0.042	0.057	0.153	0.057	0.153	0.044
Gold produced(000 ounces)	**March 2008**	**370.5**	**165.1**	**52.6**	**103.9**	**49.0**	**103.9**	**49.0**	-
	December 2007	361.7	158.3	44.2	110.0	49.2	110.0	49.2	18.1
	Financial year to date	1,087.0	477.4	144.2	316.2	149.1	316.2	149.1	33.8
Gold sold (000 ounces)	**March 2008**	**370.5**	**165.1**	**52.6**	**103.9**	**49.0**	**103.9**	**49.0**	-
	December 2007	367.0	162.7	45.2	110.0	49.2	110.0	49.2	19.3
	Financial year to date	1,087.0	477.4	144.2	316.2	149.1	316.2	149.1	33.2
Gold price received	**March 2008**	**909**	**907**	**909**	**908**	**918**	**1,005**	**1,017**	-
(dollars per ounce)	December 2007	790	788	791	789	795	884	891	1,525
	Financial year to date	798	797	801	795	804	903	913	1,269
Total cash costs	**March 2008**	**500**	**436**	**546**	**592**	**473**	**655**	**523**	-
(dollars per ounce)	December 2007	470	413	605	521	419	584	470	830
	Financial year to date	480	424	540	554	441	629	501	745
Total production costs	**March 2008**	**615**	**503**	**613**	**737**		**816**		-
(dollars per ounce)	December 2007	598	480	672	697		781		873
	Financial year to date	603	493	599	717		814		807
Operating costs	**March 2008**	**20**	**13**	**25**	**32**	**63**	**36**	**70**	-
(dollars per ton)	December 2007	19	12	27	31	50	35	56	38
	Financial year to date	20	12	25	32	59	36	67	35
Financial Results ($ million)									
Revenue	**March 2008**	**339.6**	**151.1**	**48.4**	**94.8**	**45.3**	**105.6**	**50.4**	-
	December 2007	288.7	127.7	35.7	86.3	39.0	97.1	43.8	29.0
	Financial year to date	867.2	380.4	115.6	251.4	119.9	285.6	136.2	42.1
Operating costs, net	**March 2008**	**190.5**	**71.7**	**29.4**	**63.4**	**26.0**	**70.4**	**28.8**	-
	December 2007	180.1	67.0	27.0	58.4	27.8	65.1	31.2	16.7
	Financial year to date	537.6	202.3	78.3	180.0	77.4	204.3	87.9	28.1
- Operating costs	**March 2008**	**185.0**	**72.6**	**31.0**	**60.6**	**20.8**	**67.2**	**23.1**	-
	December 2007	172.6	68.8	29.6	58.4	15.9	65.3	17.6	13.6
	Financial year to date	523.6	205.4	84.8	175.7	57.7	199.4	65.5	26.9
- Gold inventory change	**March 2008**	**5.5**	**(0.9)**	**(1.7)**	**2.8**	**5.3**	**3.2**	**5.8**	-
	December 2007	7.5	(1.8)	(2.6)	-	11.9	(0.1)	13.6	3.1
	Financial year to date	14.3	(3.1)	(6.6)	4.3	19.8	4.9	22.5	1.2
Operating profit	**March 2008**	**149.1**	**79.4**	**19.0**	**31.5**	**19.3**	**35.2**	**21.5**	-
	December 2007	108.5	60.6	8.7	27.9	11.2	31.9	12.5	12.3
	Financial year to date	329.4	178.1	37.3	71.6	42.5	81.3	48.2	14.0
Amortisation of mining assets	**March 2008**	**38.6**	**11.8**	**3.6**	**23.4**		**25.8**		-
	December 2007	39.6	11.2	2.9	25.4		28.3		0.8
	Financial year to date	120.4	33.6	8.5	78.4		89.0		2.1
Net operating profit	**March 2008**	**110.4**	**67.6**	**15.5**	**27.3**		**30.9**		-
	December 2007	69.1	49.5	5.7	13.8		16.2		11.5
	Financial year to date	209.0	144.5	28.8	35.6		40.5		11.9
Other income/(expenses)	**March 2008**	**3.3**	**(1.1)**	**-**	**4.4**		**5.0**		-
	December 2007	5.4	1.5	(0.1)	4.0		4.5		(4.0)
	Financial year to date	12.2	0.5	(0.1)	11.8		13.5		(4.2)
Profit before taxation	**March 2008**	**113.8**	**66.5**	**15.5**	**31.8**		**35.8**		-
	December 2007	74.4	51.0	5.6	17.8		20.7		7.5
	Financial year to date	221.3	145.0	28.8	47.5		53.9		7.8
Mining and income taxation	**March 2008**	**36.7**	**19.8**	**4.9**	**12.0**		**13.6**		-
	December 2007	23.1	15.1	2.2	5.8		6.7		0.5
	Financial year to date	69.7	41.3	9.4	19.0		21.6		1.0
- Normal taxation	**March 2008**	**13.9**	**7.5**	**2.8**	**3.6**		**4.0**		-
	December 2007	12.5	8.3	1.1	3.1		3.6		0.5
	Financial year to date	35.0	20.9	4.8	9.3		10.6		0.8
- Deferred taxation	**March 2008**	**22.9**	**12.3**	**2.1**	**8.4**		**9.6**		-
	December 2007	10.5	6.8	1.1	2.7		3.1		-
	Financial year to date	34.7	20.4	4.7	9.7		11.0		0.1
Profit before exceptional items	**March 2008**	**77.1**	**46.8**	**10.5**	**19.8**		**22.2**		-
	December 2007	51.3	35.9	3.4	12.0		13.9		7.0
	Financial year to date	151.6	103.8	19.3	28.5		32.3		6.8
Exceptional items	**March 2008**	**0.1**	**-**	**-**	**0.1**		**0.1**		-
	December 2007	-	-	-	-		-		-
	Financial year to date	0.1	-	-	0.1		0.1		-
Net profit	**March 2008**	**77.1**	**46.8**	**10.5**	**19.9**		**22.3**		-
	December 2007	51.3	35.9	3.4	12.0		13.9		7.0
	Financial year to date	151.7	103.8	19.3	28.6		32.4		7.0
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**March 2008**	**77.8**	**47.6**	**10.2**	**19.9**		**22.6**		-
	December 2007	49.7	34.4	3.3	12.1		13.9		6.6
	Financial year to date	151.0	103.0	18.9	29.1		33.1		6.7
Capital expenditure	**March 2008**	**95.4**	**53.6**	**7.5**	**26.8**	**7.6**	**29.7**	**8.4**	-
	December 2007	88.1	46.4	7.6	25.8	8.2	29.0	9.3	4.5
	Financial year to date	260.6	143.2	22.4	73.9	21.2	83.9	24.0	9.8
Planned for next six months to September 2008		248.3	139.9	23.2	63.6	21.6	69.1	23.4	-

Underground and surface
South African rand and metric units

| Operating Results | Total Mine Operations | South African Operations | | | | | International Operations | | | | | Discontinued Operations |
| | | Total | Driefontein | Kloof | Beatrix | South Deep | Total | Ghana | | Australia | | Venezuela## |
								Tarkwa	Damang	St Ives	Agnew	Choco 10
Ore milled / treated (000 ton)												
- underground **March 2008**	**2,468**	**2,096**	**669**	**521**	**656**	**250**	**372**	**-**	**-**	**234**	**138**	**-**
December 2007	3,349	2,957	920	839	868	330	392	-	-	302	90	-
Financial year to date	9,268	8,116	2,513	2,253	2,437	913	1,152	-	-	809	343	-
- surface **March 2008**	**9,908**	**1,070**	**757**	**287**	**-**	**26**	**8,838**	**5,765**	**1,232**	**1,650**	**191**	**-**
December 2007	9,281	810	558	169	-	83	8,471	5,588	1,103	1,557	223	360
Financial year to date	28,088	2,739	1,923	557	-	259	25,349	16,566	3,459	4,691	633	761
- total **March 2008**	**12,376**	**3,166**	**1,426**	**808**	**656**	**276**	**9,210**	**5,765**	**1,232**	**1,884**	**329**	**-**
December 2007	12,630	3,767	1,478	1,008	868	413	8,863	5,588	1,103	1,859	313	360
Financial year to date	37,356	10,855	4,436	2,810	2,437	1,172	26,501	16,566	3,459	5,500	976	761
Yield (grams per ton)												
- underground **March 2008**	**6.9**	**7.2**	**8.6**	**9.9**	**3.9**	**6.4**	**5.6**	**-**	**-**	**4.5**	**7.4**	**-**
December 2007	6.5	6.7	7.7	8.4	4.3	6.2	5.4	-	-	4.4	8.6	-
Financial year to date	6.7	6.8	8.1	8.6	4.1	6.4	5.5	-	-	4.4	8.1	-
- surface **March 2008**	**1.1**	**1.1**	**1.1**	**1.1**	**-**	**1.2**	**1.1**	**0.9**	**1.3**	**1.3**	**2.6**	**-**
December 2007	1.1	0.8	0.7	0.9	-	0.8	1.1	0.9	1.2	1.3	3.4	1.6
Financial year to date	1.1	0.9	0.9	1.0	-	0.8	1.1	0.9	1.3	1.3	2.9	1.4
- combined **March 2008**	**2.2**	**5.1**	**4.6**	**6.8**	**3.9**	**5.9**	**1.3**	**0.9**	**1.3**	**1.7**	**4.6**	**-**
December 2007	2.5	5.4	5.0	7.1	4.3	5.1	1.3	0.9	1.2	1.8	4.9	1.6
Financial year to date	2.5	5.4	5.0	7.1	4.1	5.2	1.3	0.9	1.3	1.8	4.8	1.4
Gold produced (kilograms)												
- underground **March 2008**	**17,094**	**15,013**	**5,721**	**5,145**	**2,542**	**1,605**	**2,081**	**-**	**-**	**1,056**	**1,025**	**-**
December 2007	21,916	19,806	7,050	7,024	3,698	2,034	2,110	-	-	1,336	774	-
Financial year to date	61,896	55,582	20,380	19,419	9,947	5,836	6,314	-	-	3,520	2.794	-
- surface **March 2008**	**10,598**	**1,154**	**809**	**313**	**-**	**32**	**9,444**	**5,135**	**1,635**	**2,175**	**499**	**-**
December 2007	9,766	626	401	155	-	70	9,140	4,925	1,376	2,084	755	563
Financial year to date	29,950	2,453	1,699	537	-	217	27,497	14,850	4,486	9,836	4,639	1,052
- total **March 2008**	**27,692**	**16,167**	**6,530**	**5,458**	**2,542**	**1,637**	**11,525**	**5,135**	**1,635**	**3,231**	**1,524**	**-**
December 2007	31,682	20,432	7,451	7,179	3,698	2,104	11,250	4,925	1,376	3,420	1,529	563
Financial year to date	91,846	58,035	22,079	19,956	9,947	6,053	33,811	14,850	4,486	9,836	4,639	1,052
Operating costs (Rand per ton)												
- underground **March 2008**	**941**	**974**	**984**	**1,206**	**655**	**1,303**	**753**	**-**	**-**	**725**	**801**	**-**
December 2007	696	715	760	808	484	958	554	-	-	501	730	-
Financial year to date	748	765	811	870	519	1,038	626	-	-	584	724	-
- surface **March 2008**	**119**	**79**	**86**	**63**	**-**	**50**	**124**	**94**	**187**	**171**	**228**	**-**
December 2007	109	74	80	64	-	52	112	83	182	156	182	256
Financial year to date	114	75	80	65	-	55	118	88	174	166	255	251
- total **March 2008**	**283**	**672**	**507**	**800**	**655**	**1,185**	**149**	**94**	**187**	**240**	**468**	**-**
December 2007	265	577	504	683	484	776	132	83	182	212	340	256
Financial year to date	271	591	494	710	519	821	140	88	174	227	420	251

Discontinued operations are excluded from Total International and Total Mine Operations.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		March 2008 quarter			December 2007 quarter			9 months year to date F2008		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	3,622	674	1,533	4,619	958	1,993	12,800	3,021	5,100
Advanced on reef	(m)	566	342	202	748	590	286	2,106	1,504	802
Sampled	(m)	462	309	138	741	588	192	1,947	1,263	585
Channel width	(cm)	56	56	89	56	37	87	57	40	73
Average value -	(g/t)	46.3	6.3	40.2	17.2	14.0	15.1	24.6	11.5	25.0
-	(cm.g/t)	2,570	354	3,571	957	521	1,314	1,396	463	1,816

Kloof		March 2008 quarter				December 2007 quarter				9 months year to date F2008			
	Reef	Cobble	Kloof	Main	VCR	Cobble	Kloof	Main	VCR	Cobble	Kloof	Main	VCR
Advanced	(m)	17	271	1,284	4,859	73	216	1,556	7,232	120	847	4,557	20,276
Advanced on reef	(m)	1	79	357	712	73	17	367	974	105	96	1,068	2,661
Sampled	(m)	-	57	336	753	84	21	333	795	105	78	939	2,353
Channel width	(cm)	-	121	68	103	158	121	124	99	175	121	97	100
Average value -	(g/t)	-	1.3	16.3	18.2	6.1	2.4	10.6	20.6	5.5	1.5	12.2	21.0
-	(cm.g/t)	-	152	1,103	1,872	959	285	1,319	2,045	956	188	1,187	2,096

Beatrix		March 2008 quarter		December 2007 quarter		9 months year to date F2008	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	7,183	2,058	8,372	2,281	23,947	7,198
Advanced on reef	(m)	1,525	421	2,273	222	5,568	810
Sampled	(m)	1,668	387	2,079	204	5,481	759
Channel width	(cm)	103	124	103	129	97	119
Average value -	(g/t)	8.6	13.9	9.4	21.5	9.0	16.6
-	(cm.g/t)	881	1,726	974	2,778	873	1,970

South Deep		March 2008 quarter		December 2007 quarter		9 months year to date F2008	
	Reef	VCR	Elsburg	VCR	Elsburg	VCR	Elsburg
Advanced	(m)	534	697	907	1,039	2,071	2,790
Advanced on reef	(m)	25	537	67	942	221	2,164
Sampled	(m)	15	-	84	-	201	-
Channel width	(cm)	24	-[1]	67	-	70	-
Average value -	(g/t)	3.8	6.5	33.2	5.2	18.7	5.9
-	(cm.g/t)	91	-[2]	2,241	-	1,319	-

1) Full channel width not fully exposed in development, hence not reported.

2) Trackless development in the Elsburg reefs is evaluated by means of the block model.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Tel: (+27)(11) 644 2525
Fax: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 644 2400
Fax: (+27)(11) 484 0626

LONDON
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
WILLIE JACOBSZ
Tel: (+508) 358-0188
Mobile: (+857) 241-7127
e-mail: wjacobsz@gfexpl.com

Media Enquiries
REIDWAAN WOOKAY
Tel: (+27)(11) 644 2665
Fax: (+27)(11) 484 0639
e-mail: reidwaan.wookay@goldfields.co.za

ANDREW DAVIDSON
Tel: (+27)(11) 644 2638
Fax: (+27)(11) 484 0639
e-mail: adavidson@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: (+44)(20) 8639 3399
Fax: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

A J Wright *(Chairman)*	K Ansah[#]	J M McMahon *	R L Pennant-Rea *	* British
N J Holland * *(Chief Executive Officer)*	J G Hopwood	D N Murray	P J Ryan	# Ghanaian
T P Goodlace *(Chief Operating Officer)*	G Marcus	D M J Ncube	C I von Christierson	

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 May 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs